Exhibit 99.2

NORBORD / 2019

ANNUAL REPORT

Norbord Inc. is the world’s largest producer of oriented strand board (OSB), with assets of $1.9 billion. We employ approximately 2,400 people at 17 plant locations in the US, Canada and Europe.

Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol OSB.

North America

Norbord manufactures OSB for home construction, repair and remodelling, and specialty applications (including industrial and export end uses). Norbord owns 13 OSB mills in North America located in the Southern US, Western Canada, Quebec, Ontario and Minnesota. Norbord employs approximately 1,650 people in North America.

Europe

Norbord is the UK’s largest producer of wood-based panel products. Our European mills manufacture a range of OSB, medium density fibreboard (MDF) and particleboard products for the home construction, furniture and do-it-yourself markets. In Europe, the Company employs approximately 750 people and operates three mills in the UK and one in Belgium.

Contents

1	Financial Highlights
2	Letter to Shareholders
5	2019 Financial Table of Contents
6	Management’s Discussion and Analysis
43	Consolidated Financial Statements
75	Five-Year Historical Review
75	Selected Quarterly Information
77	Environment, Health and Safety Information
86	Glossary
87	Board of Directors
87	Senior Management
88	Corporate Information

Unless otherwise noted, all information in this
annual report is as of February 4, 2020.

Financial Highlights

Years ended December 31

(US $ millions, except per share information, unless otherwise noted)	2019	2018	2017
SALES AND EARNINGS
Sales	1,731	2,424	2,177
Operating income	(16)	504	549
Adjusted EBITDA(1)	138	724	672
(Loss) earnings	(42)	371	436
Adjusted (loss) earnings(1)	(30)	412	389
Per Common share EARNINGS
(Loss) earnings, basic	(0.51)	4.29	5.06
(Loss) earnings, diluted	(0.51)	4.27	5.03
Adjusted (loss) earnings, basic(1)	(0.37)	4.76	4.51
Adjusted (loss) earnings, diluted(1)	(0.37)	4.74	4.99
Dividends declared(2)	1.40	6.30	1.50
Balance sheet
Total assets	1,921	1,942	2,103
Long-term debt(3)	657	550	548
Net debt for financial covenant purposes(1)	655	435	333
Net debt to capitalization, market basis(1)	24%	13%	11%
Net debt to capitalization, book basis(1)	40%	28%	21%
Key statistics
Shipments (MMsf–3/8")
North America	6,145	6,484	6,066
Europe	1,831	1,825	1,867
Indicative average OSB price
North Central ($/Msf–7/16")	210	351	353
South East ($/Msf–7/16")	187	315	330
Western Canada ($/Msf–7/16")	166	307	326
Europe (€/m3)(4)	274	294	239
Key performance metrics
Return on capital employed (ROCE)(1)	9%	47%	45%
Return on equity (ROE)(1)	(4)%	42%	47%
Cash provided by operating activities	19	608	608
Cash provided by operating activities per share(1)	0.23	7.03	7.05
Stock price (TSX) (C $)
High	39.96	58.46	51.75
Low	26.31	32.29	31.38
Close	34.73	36.30	42.55
Average daily stock TSX trading volume (in thousands)	318	363	233
Average daily stock NYSE trading volume (in thousands)(5)	180	165	46

(1) Non-IFRS measure; see the Non-IFRS Financial Measures section on page 37.

(2) Dividends declared per share stated in Canadian dollars.

(3) Includes current and non-current long-term debt.

(4) European indicative average OSB price represents the gross delivered price to the largest continental market.

NORBORD 2019 ANNUAL REPORT 1

To Our Shareholders,

Fiscal 2019 was a challenging year for Norbord, and for the North American wood products industry more generally, as a slow US housing market created headwinds for our industry. We worked diligently as a company to confront these issues and undertook a number of initiatives to adjust our operations to the current realities. In particular, we took significant downtime across our mills and made the difficult but necessary decisions to indefinitely curtail production at two of our North American mills.

We generated $138 million of Adjusted EBITDA in 2019, well down from our record result in 2018, an extraordinary year in which we generated the highest Adjusted EBITDA in Norbord’s history. We were challenged by market conditions that resulted in persistently weak OSB prices throughout 2019. In response, we consolidated downtime across our operating North American mills, which allowed us to more efficiently allocate production volumes, resulting in record production at two mills and lower North American unit manufacturing costs. This reflects our team’s fundamental focus on continuous improvement and operational discipline, and our ongoing commitment to cost management.

We also continued our balanced approach to creating shareholder value. We saw a compelling opportunity to buy back $44 million of our shares at prices we view to be well below intrinsic value. We also used our variable dividend policy in the way it is intended, adjusting it to the current business conditions while still returning $86 million of cash to shareholders. On the strength of our prudent approach to capital allocation, we ended the year with a solid balance sheet, giving us the continued flexibility to evaluate and pursue value enhancement opportunities.

Managing Through Challenging Conditions

Despite favourable underlying indicators, US homebuilding demand was slow to translate into construction activity in the second half of 2018 and through most of 2019. This trend did not begin to improve until the end of 2019 as a buildup of unsold housing inventory was eventually absorbed, mortgage rates continued to ease and builders adjusted their product offerings to suit growing demand for more affordable, entry-level homes.

In response to the backdrop of softer OSB demand through most of the year, we took deliberate action to adjust our production, indefinitely curtailing our 100 Mile House, British Columbia mill and Line 1 of our mill in Cordele, Georgia. Combined, these curtailments reduced our available North American capacity by nearly 12%, aligning our production to customer demand. These were necessary but difficult decisions that impacted our experienced, hard-working team of employees at both mills. I would like to once again thank them for their efforts and commitment.

Our North American specialty products sales volumes were mixed in 2019. While our export sales were impacted by global trade uncertainty, our industrial sales increased. We remain focused on fulfilling the real opportunities we see for industrial products growth. The investments we have made in the finishing ends at many of our mills have given us new product capabilities, allowing us to work with customers on new applications, such as the use of OSB for the core of products like countertops and other overlay applications. We will continue to adapt our production capabilities to expand the overall OSB market.

In Europe, slower industrial production in Germany and the continued uncertainty from Brexit caused prices to decline from recent peaks toward historic averages. As a result, our EBITDA decreased but remained above the longer-term average, and 2019 still represented the third-best year ever for our European business. While prices will fluctuate and influence our margins, overall European OSB demand continues to grow, supported by the ongoing trend of OSB substitution for plywood. Our expanded Inverness, Scotland mill is an important strategic asset, positioning us to benefit from the steady increase expected in European OSB demand. As the ramp-up at Inverness continues, we expect the mill’s productivity and cost performance to further improve.

NORBORD 2019 ANNUAL REPORT 2

Safety is an overarching priority for Norbord and 2019 was a source of both disappointment and optimism. Our OSHA recordable injury rate increased to 1.31, though fortunately none of the injuries were serious. As part of our commitment to achieving world-class safety performance, last year we launched “Stronger Together,” a new company-wide safety initiative aimed at reinforcing the importance of safety to both our employees and our company performance. We are encouraged by the level of employee engagement we have seen to-date and are confident this commitment will support our efforts toward continuous safety improvement.

Priorities for 2020

Our focus in 2020 is on seizing the opportunities of an improving OSB market in North America and regaining momentum. Seasonally adjusted annual US housing permits were 1.42 million in December (up 6% year-over-year) and we are encouraged by the demand we are seeing from our customers in the first weeks of the year. Additionally, consensus forecasts from US housing economists point to 3% year-over-year growth in starts, and industry experts expect North American OSB markets to tighten in 2020 as demand increases and the 2019 capacity shutdowns are fully realized.

We are undertaking a number of initiatives across our mill portfolio to support operational productivity. We have consolidated the downtime and curtailments we took in 2019 and will focus on running our mills even more efficiently. Consistent with this focus, we are implementing projects to reduce manufacturing costs and making investments to support our strategy to increase production of specialty products for industrial applications and exports.

We will continue to allocate our capital with discipline. We have set a 2020 capital budget of $100 million, which is sufficient to support our product growth objectives and our focus on operating efficiently and safely, but which is about half of our annual investment over the past three years. A portion of our 2020 budget includes further work on the second phase investment at our Inverness mill as well as additional capital at our Chambord, Quebec mill, where we continue to prepare for an eventual restart, though no decision has yet been made about timing. We also remain committed to returning excess cash to our shareholders, and our variable dividend policy gives us the flexibility to balance capital allocation decisions with the inherent cyclicality in our business.

Similarly, we will continue to carefully examine our production capacity. We have the ability to bring back indefinitely curtailed capacity when market conditions warrant, but these decisions will continue to be guided by market analysis and customer demand.

In 2020, we will also provide greater disclosure of our ESG (Environmental, Social and Governance) performance. We have always focused on our environmental performance as a positive attribute for our business. We believe we have a good story to tell on the ESG front as wood is a renewable resource and wood products like OSB actually sequester carbon. In fact, we estimate the net impact of the OSB production from our operations offsets the annual emissions from approximately 900,000 vehicles.

While 2019 was a difficult year, we managed our operations and balance sheet in a prudent manner that we believe positions our company well for the coming year and beyond. We are confident that a strengthening OSB market will translate into better financial performance in 2020 and, as always, we thank our shareholders for their investment in Norbord.

NORBORD 2019 ANNUAL REPORT 3

In closing, I would like to recognize Nigel Banks, who is retiring as Senior Vice President, Corporate Services at the end of February. Nigel joined Norbord in 2010 and made several lasting contributions to our company, having helped shape our culture, introduced organizational effectiveness tools and enhanced our view of the importance of talent management in our company’s success. On behalf of everyone at Norbord, I would like to thank Nigel for his service and wish him well for the future. I would also like to introduce Greg Mackie, our Vice President of Human Resources & Environment, Health and Safety, as Nigel’s successor. Greg came to Norbord via the merger with Ainsworth in 2015 and has held increasingly senior roles in human resources management. With his nearly 20 years of experience across the manufacturing, transportation and forestry sectors, we are pleased that Greg is part of our senior leadership team.

Peter Wijnbergen

President & CEO

This letter includes forward-looking statements, as defined by applicable securities legislation. See the Caution Regarding Forward-Looking Statements in the February 4, 2020 Annual Information Form and the cautionary statement contained in the Forward-Looking Statements section of the 2019 Management’s Discussion and Analysis dated February 4, 2020.

Adjusted EBITDA, Adjusted earnings (loss) and Adjusted earnings (loss) per share are non-IFRS financial measures. See the Non-IFRS Financial Measures section in Norbord’s 2019 Management’s Discussion and Analysis dated February 4, 2020.

NORBORD 2019 ANNUAL REPORT 4

2019 Financial Table of Contents

Management’s Discussion and Analysis		Consolidated Financial Statements
Introduction	6	Management’s Responsibility for the Financial Statements	43
Business Overview	7	Independent Auditors’ Report on the Financial Statements	44
Strategy	8	Management’s Report on Internal Control over Financial Statements	46
Summary	10	Independent Auditors’ Report on Internal Control	47
2018 Comparison Against 2017	12	Consolidated Balance Sheets	48
Outlook for 2020	12	Consolidated Statements of (Loss) Earnings	49
Results of Operations	13	Consolidated Statements of Comprehensive (Loss) Income	49
Finance Costs, Interest Income, Depreciation and Amortization, and Income Tax	17	Consolidated Statements of Changes in Shareholders’ Equity Consolidated Statements of Cash Flows	50 51
Liquidity and Capital Resources	18	Notes to the Consolidated Financial Statements	52
Investments	20
Capitalization	21
Transactions with Related Parties	23
Selected Quarterly Information	24
Fourth Quarter Results	27
Financial Policies	29
Changes in Accounting Policies	30
Future Changes in Accounting Policies	30
Significant Accounting Policies, Judgements and Estimates	31
Risks and Uncertainties	32
Assessment of and Changes in Internal Controls and Disclosure Controls over Financial Reporting	37
Non-IFRS Financial Measures	37
Forward-Looking Statements	42

NORBORD 2019 ANNUAL REPORT 5

FEBRUARY 4, 2020

Management’s Discussion and Analysis

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during 2019 relative to 2018. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2019 and 2018.

In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company.

Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.

To enhance shareholders’ understanding, certain three-year historical financial and statistical information is presented. Norbord’s significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.

In evaluating the Company’s business, management uses non-International Financial Reporting Standards (IFRS) financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by (used for) operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

NORBORD 2019 ANNUAL REPORT 6

BUSINESS OVERVIEW

Norbord is a leading global manufacturer of wood-based panels with 17 mills in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 9 billion square feet (Bsf) (3⁄8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates one OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 79% of its panel production capacity in North America and 21% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia. Norbord employed approximately 2,400 people at December 31, 2019.

The table below summarizes the estimated annual production capacity (stated capacity), in millions of square feet (MMsf) (3⁄8-inch basis), at year-end for each mill:

(MMsf–3/8")	Estimated Annual Capacity at Year-End 2019
OSB
100 Mile House, British Columbia(1)	440
Barwick, Ontario	510
Bemidji, Minnesota	550
Chambord, Quebec(2)	550
Cordele, Georgia(1)	1,040
Genk, Belgium	450
Grande Prairie, Alberta	830
Guntown, Mississippi	450
High Level, Alberta	860
Huguley, Alabama	500
Inverness, Scotland	720
Jefferson, Texas	500
Joanna, South Carolina	650
La Sarre, Quebec	500
Nacogdoches, Texas	420
8,970
Particleboard
Cowie, Scotland	405
South Molton, England	160
565
MDF
Cowie, Scotland	380
380
Total Panels	9,915

(1)	During 2019, Norbord indefinitely curtailed its 100 Mile House mill and Line 1 of its two-line Cordele mill which has a stated annual production capacity of 440 MMsf.

(2)	In November 2016, Norbord exchanged ownership of its Val-d’Or mill for Louisiana-Pacific Corporation’s curtailed Chambord mill. Production at Chambord has been curtailed since the third quarter of 2008.

NORBORD 2019 ANNUAL REPORT 7

STRATEGY

Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle and the Company believes it has met this goal.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). In this regard, Norbord accomplished the following in 2019:

Financial Goal	2019 Accomplishments
1. Generate cash.	•	Generated Adjusted EBITDA of $138 million and ROCE of 9%.
	•	Generated Adjusted EBITDA of $85 million in North American operations despite a 40% decline in benchmark OSB prices.
	•	Generated Adjusted EBITDA of $64 million in European operations, almost 50% above the 15-year average.
	•	Continued to manage operating working capital at minimal levels.
2. Protect the balance sheet.	•	Moody’s Investors Service confirmed the Company’s issuer credit rating at Ba1 with a Stable outlook. Standard & Poor’s Ratings Services confirmed at BB with a Stable outlook.
	•	Successfully issued $350 million in senior secured notes due 2027 at a rate of 5.75%, using proceeds to repay $240 million senior secured notes, one year prior to maturity.
	•	Ended the year with unutilized available liquidity of $272 million, net debt to capitalization on a book basis of 40% and tangible net worth of $999 million.
	•	Reduced 2020 capital expenditures budget to $100 million, representing 74% of 2019 depreciation and amortization, to maintain balance sheet flexibility.
	•	In recognition of the impact of weaker than expected North American OSB markets on 2019 financial results, reset quarterly dividend level to C $0.40 per share and then to C $0.20 per share to maintain balance sheet flexibility.

NORBORD 2019 ANNUAL REPORT 8

The table below summarizes the six key components of Norbord’s business strategy and its performance in each area in 2019:

Strategic Priority	2019 Performance
1. Develop a world-class safety culture.	•	Completed Occupational Safety and Health Administration (OSHA) recordable injury-free year at two mills (Genk, Belgium and Nacogdoches, Texas).
	•	Under Norbord’s Safety Star program, Inverness, Scotland; South Molton, England; Cordele, Georgia; Guntown, Mississippi; Nacogdoches, Texas; and Bemidji, Minnesota mills were recertified with One-Star. Genk, Belgium received Norbord’s first-ever Two-Star certification.
	•	Launched new safety brand “Stronger Together” across Company to align Norbord’s vision and approach to achieve world-class safety performance.
	•	Overall OSHA recordable injury rate of 1.31 per 100 full-time employees for 2019, better than average in North American panel industry but higher than in previous years.
2. Pursue growth in OSB.	•	Set annual production records at four of 15 operating mills: Nacogdoches, Texas; High Level, Alberta; Genk, Belgium; and Inverness, Scotland.
	•	Progressed ramp-up of first phase investment at Inverness and commenced work on second phase investment to further expand capacity by 225 MMsf (3/8-inch basis), on track for completion in 2020.
	•	Continued to prepare curtailed Chambord, Quebec mill for eventual restart when warranted by customer demand.
3. Own high-quality assets with low-cost positions.	•	Completed seventh year of capital reinvestment strategy, focused on increasing the production of specialty products for industrial applications and exports, and reducing manufacturing costs.
	•	Reduced North American cash production costs per unit by 1% despite significant market curtailments.
	•	Indefinitely curtailed 100 Mile House, British Columbia mill due to wood supply shortage and high wood prices in the area which did not support the economic operation of the mill.
	•	Indefinitely curtailed Line 1 at Cordele, Georgia mill in response to lower than anticipated OSB demand in the South East region.
	•	Consolidated downtime across remaining North American operating mills resulting in more efficient allocation of production volumes.
4. Maintain a margin-focused operating culture.	•	Margin Improvement Program (MIP) gains from improved productivity and product mix were offset by the efficiency impact of significant production curtailments across the North American mills.
5. Focus on growth customers through best-in-class service and product development.	•	Increased North American shipments to the repair-and-remodelling sector by 19%.
	•	Increased European OSB shipments to key UK and German markets by 9% and 10%, respectively.
6. Allocate capital with discipline.	•	Invested $141 million in capital projects to maintain the Company’s assets and high standards for environmental and safety performance, improve production efficiency and reduce manufacturing costs.
	•	Paid out total dividends of $86 million.
	•	Repurchased 1.6 million common shares under Normal Course Issuer Bids for $44 million.

NORBORD 2019 ANNUAL REPORT 9

SUMMARY

(US $ millions, except per share information, unless otherwise noted)	2019	2018	2017
SALES AND EARNINGS
Sales	1,731	2,424	2,177
Operating (loss) income	(16)	504	549
Adjusted EBITDA(1)	138	724	672
(Loss) earnings	(42)	371	436
Adjusted (loss) earnings(1)	(30)	412	389
PER COMMON SHARE EARNINGS
(Loss) earnings, basic	(0.51)	4.29	5.06
(Loss) earnings, diluted	(0.51)	4.27	5.03
Adjusted (loss) earnings, basic(1)	(0.37)	4.76	4.51
Adjusted (loss) earnings, diluted(1)	(0.37)	4.74	4.49
Dividends declared(2)	1.40	6.30	1.50
BALANCE SHEET
Total assets	1,921	1,942	2,103
Long-term debt(3)	657	550	548
Net debt for financial covenant purposes(1)	655	435	333
Net debt to capitalization, market basis(1)	24%	13%	11%
Net debt to capitalization, book basis(1)	40%	28%	21%
KEY STATISTICS
Shipments (MMsf–3/8")
North America	6,145	6,484	6,066
Europe	1,831	1,825	1,867
Indicative average OSB price
North Central ($/Msf–7/16")	210	351	353
South East ($/Msf–7/16")	187	315	330
Western Canada ($/Msf–7/16")	166	307	326
Europe (€/m3)(4)	274	294	239
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	9%	47%	45%
Return on equity (ROE)(1)	(4)%	42%	47%
Cash provided by operating activities	19	608	608
Cash provided by operating activities per share(1)	0.23	7.03	7.05

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Dividends declared per share stated in Canadian dollars.
(3)	Includes current and non-current long-term debt.
(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Total sales decreased by $693 million or 29% in 2019 primarily due to lower North American OSB and European panel prices and lower North American shipment volumes.

US homebuilding activity started pulling back in the second half of 2018 and this continued through most of 2019, negatively impacting North American OSB demand and benchmark OSB prices. The North American North Central OSB benchmark price averaged $210 per thousand square feet (Msf) (7/16-inch basis) in 2019, while the South East OSB benchmark price averaged $187 per Msf and the Western Canada OSB benchmark price averaged $166 per Msf, down 40%, 41% and 46%, respectively, versus 2018. Norbord’s North American shipment volume decreased 5% in 2019, reflecting the slower US homebuilding demand, partially offset by higher demand from the repair-and-remodelling sector.

Norbord’s European panel business generated above-average financial results despite slower industrial production in Germany and the continued uncertainty from “Brexit” (UK withdrawal from the European Union). Norbord’s European total panel shipment volume was slightly higher in 2019 and average panel prices were lower than prior years’ very strong levels.

NORBORD 2019 ANNUAL REPORT 10

Against this market backdrop, Norbord generated an operating loss of $16 million in 2019, down from operating income of $504 million in 2018, and Adjusted EBITDA of $138 million in 2019, down from $724 million in 2018 primarily due to significantly lower North American OSB prices. Included in the 2019 operating loss is a pre-tax non-cash impairment charge of $10 million (see Cordele Mill Line 1 Indefinite Curtailment below) and included in 2018 operating income was a pre-tax non-cash impairment charge of $80 million (see 100 Mile House Indefinite Curtailment below). On the controllable side of the business, MIP gains from improved productivity and richer product mix were offset primarily by the efficiency impact of significant production curtailments across the North American mills during the year.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2019	2018	2017
(Loss) earnings	$(42)	$371	$436
Add: Finance costs	45	37	32
Less: Interest income	(2)	(4)	—
Add: Costs on early extinguishment of 2020 Notes	10	—	—
Add: Depreciation and amortization	136	134	107
Add: Income tax (recovery) expense	(27)	100	81
EBITDA	120	638	656
Add: Impairment of assets	10	80	—
Add: Loss on disposal of assets	3	2	12
Add: Stock-based compensation and related costs	3	4	3
Add: Pre-operating costs related to Inverness project	—	—	1
Add: Costs related to 100 Mile House indefinite curtailment	2	—	—
Adjusted EBITDA(1)	$138	$724	$672
(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Norbord recorded a loss of $42 million ($0.51 loss per basic and diluted share) in 2019 versus earnings of $371 million ($4.29 per basic share and $4.27 per diluted share) in 2018. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded an Adjusted loss of $30 million ($0.37 loss per basic and diluted share) in 2019, compared to Adjusted earnings of $412 million ($4.76 per basic share and $4.74 per diluted share) in 2018. Adjusted earnings declined in 2019 primarily due to the lower Adjusted EBITDA.

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	2019	2018	2017
(Loss) earnings	$(42)	$371	$436
Add: Impairment of assets	10	80	—
Add: Loss on disposal of assets	3	2	12
Add: Stock-based compensation and related costs	3	4	3
Add: Costs on early extinguishment of 2020 Notes	10	—	—
Add: Costs related to 100 Mile House indefinite curtailment	2	—	—
Add: Pre-operating costs related to Inverness project	—	—	1
Add: Reported income tax (recovery) expense	(27)	100	81
Adjusted pre-tax (loss) earnings	(41)	557	533
Less: Income tax recovery (expense) at statutory rate(1)	11	(145)	(144)
Adjusted (loss) earnings(2)	$(30)	$412	$389
(1)	Represents Canadian combined federal and provincial statutory rate (2019 and 2018 – 26%; 2017 – 27%).

(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.

NORBORD 2019 ANNUAL REPORT 11

ROCE was 9% compared to 47% in the prior year. ROCE is a non-IFRS measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management (see Non-IFRS Financial Measures section). Over the past three years, Norbord’s ROCE has ranged from 9% to 47% and has averaged 24% since 2002. Norbord remains well positioned to benefit from increasing demand for OSB from non-traditional end uses in North America and growing demand in the Company’s core European markets in the years ahead.

2018 COMPARISON AGAINST 2017

In 2018, total sales increased by $247 million or 11% from 2017. In North America, sales increased by 9% primarily due to a 7% increase in shipment volumes and higher realized prices despite average North Central, South East and Western Canada OSB benchmark prices decreasing by $2, $15 and $19 per Msf, respectively, or 1%, 5% and 6%, respectively. In Europe, sales increased by 20% due to higher panel prices, partially offset by a 2% decrease in shipment volumes.

Against this market backdrop, Norbord generated operating income of $504 million in 2018, down from $549 million in 2017, and Adjusted EBITDA of $724 million in 2018, up from $672 million in 2017 primarily due to higher realized North American OSB prices, higher European panel prices and increased North American shipment volumes, partially offset by higher raw material prices, higher maintenance costs and costs to ramp up the new Inverness, Scotland line. Included in 2018 operating income was a pre-tax non-cash impairment charge of $80 million (see 100 Mile House Indefinite Curtailment below). On the controllable side of the business, MIP gains from richer product mix and improved productivity were offset by higher maintenance-related costs, raw material usages and costs associated with executing on strategic capital and sales growth initiatives. These costs included adding in-house technical and engineering expertise and investing in sales, marketing and production resources.

Norbord recorded earnings of $371 million ($4.29 per basic share and $4.27 per diluted share) in 2018 versus $436 million ($5.06 per basic share and $5.03 per diluted share) in 2017. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $412 million ($4.76 per basic share and $4.74 per diluted share) in 2018, compared to $389 million ($4.51 per basic share and $4.49 per diluted share) in 2017. Adjusted earnings improved in 2018 primarily due to the higher Adjusted EBITDA.

OUTLOOK FOR 2020

US housing starts remain below the long-term annual average of 1.5 million and have been recovering more gradually than in any prior cycle. Industry experts are forecasting US housing starts ranging from 1.27 million to 1.37 million in 2020, with an average of 1.33 million, which would represent an increase of 3% over 2019. In addition, Norbord expects continued solid growth in repair-and-remodelling and industrial demand in 2020. According to the APA – The Engineered Wood Association (APA), the North American OSB industry produced approximately 23.0 Bsf (3/8-inch basis) in 2019, which is approximately 83% of the industry’s operating production capacity. Industry experts forecast this ratio to increase in 2020, due to improving demand and the four OSB lines indefinitely curtailed during 2019. Although Norbord has commenced rebuilding and preparing its indefinitely curtailed mill in Chambord, Quebec for an eventual restart, the Company has not yet made a restart decision, and will only do so when it is sufficiently clear that customers require more product.

Substitution for higher-cost imported plywood continues to drive OSB consumption growth in Europe. In the near term, the spruce bark beetle infestation in Central Europe is putting downward pressure on panel prices but Norbord expects to be able to lower its raw material prices to partially offset this impact. Norbord expects to produce more OSB in 2020 from the continued ramp-up of the reinvested Inverness, Scotland mill as well as the completion of the second wood room and dryer in the second half of 2020 (see Inverness Project below).

On the input cost side, European wood prices are expected to decline and all other raw material prices in both North America and Europe are expected to be in line with 2019. As in previous years, Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usage and improve productivity to offset inflation and other uncontrollables in its manufacturing cost structure.

Norbord is planning to make capital investments of approximately $100 million in 2020 for maintenance of business projects and projects focused on reducing manufacturing costs across the Company’s mills, as well as continuing to advance the Company’s North American specialty products and European growth strategy.

Norbord’s flexible balance sheet, competitive cost position, diversified sales strategy and solid customer partnerships leave the Company well positioned for the years ahead.

NORBORD 2019 ANNUAL REPORT 12

RESULTS OF OPERATIONS

(US $ millions, unless otherwise noted)	2019	2018
Sales	1,731	2,424
Adjusted EBITDA(1)	138	724
Adjusted EBITDA margin(1)	8%	30%
Depreciation and amortization	136	134
Additions to property, plant and equipment and intangible assets	144	205
Shipments (MMsf–3/8")	7,976	8,309
Indicative Average OSB Price
North Central ($/Msf–7/16")	210	351
South East ($/Msf–7/16")	187	315
Western Canada ($/Msf–7/16")	166	307
Europe (€/m3)(2)	274	294
(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Markets

North America is the principal market destination for Norbord’s products. North American OSB comprised 77% of Norbord’s panel shipments in 2019. Therefore, results of operations are most affected by changes in North American OSB demand and prices. Norbord continues to execute on its recent strategy of expanding North American sales of OSB into new specialty applications to complement the existing strong commodity products business. Europe comprised 23% of total shipments in 2019. European panel prices have historically been less volatile than North American prices, and therefore affect Norbord’s results to a lesser degree.

Shipments

(MMsf–3/8")	2019	2018
North America	6,145	6,484
Europe	1,831	1,825
Total	7,976	8,309

North America

According to the APA, new home construction is the largest end use for the OSB industry in North America, accounting for approximately 56% of OSB consumption in 2019. 2019 US housing starts were up 3% year-over-year to 1.29 million, and the seasonally adjusted annualized pace of permits, the more forward-looking indicator, was 1.42 million in December, a 6% increase over December 2018. Single-family starts (which use approximately three times more OSB than multi-family) increased by 1%, and represented 69% of total starts, down slightly from 70% in 2018. Despite the significant rebound in new home construction since the low of 0.55 million in 2009, US housing starts remain below the long-term annual average of 1.5 million. For context, 100,000 housing starts consume approximately 1 Bsf (3/8-inch basis) of structural panels (OSB and plywood).

According to the APA, North American OSB production, which is a proxy for OSB demand, decreased by 2% in 2019 to approximately 23.0 Bsf (3/8-inch basis), representing 69% of total North American structural panel production and 83% of the OSB industry’s operating production capacity (79% of industry installed capacity). This compares to an estimated operating rate of 87% in 2018. Plywood production, the other main structural panel, decreased by 3% to approximately 10.5 Bsf (3/8-inch basis).

North American benchmark OSB prices remained below historical averages throughout 2019. Benchmark OSB prices decreased steadily in the first half of the year due to lower demand from the continued pullback in US homebuilding activity, which started in the second half of 2018. As affordability concerns that had negatively affected US housing demand in recent quarters began to moderate, driven by lower mortgage rates and real wage growth, benchmark OSB prices improved modestly in the fourth quarter of 2019. The North Central benchmark OSB price ranged from a low of $180 per Msf (7⁄16-inch basis) in April to a high of $230 per Msf in November and averaged $210 per Msf for the year. The table below summarizes average benchmark OSB prices by region for the relevant years:

NORBORD 2019 ANNUAL REPORT 13

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	2019 ($/Msf–7/16")	2018 ($/Msf–7/16")
North Central	15%	$210	$351
South East	36%	187	315
Western Canada	29%	166	307
(1)	Based on the annual capacity figures as at December 31 and excludes the indefinitely curtailed Chambord, Quebec mill, which represents 7% of estimated annual capacity.

Norbord’s North American shipment volume decreased by 5% in 2019, driven primarily by reduced shipments into the new home construction sector, with growth in the repair-and-remodelling sector providing a partial offset. Within specialty products sales, export volumes were impacted by global trade uncertainty but industrial volumes have increased. Approximately half of Norbord’s sales volume went to the new home construction sector in 2019, in line with the previous year. The other half went into repair-and-remodelling, light commercial construction and specialty applications (which include industrial and export end uses). Management believes that this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity.

Europe

In Europe, panel prices declined from the very strong levels of the past two years, and OSB demand was stable in Norbord’s key markets. In the UK, where three of Norbord’s four European mills are located, GDP growth was 1.1%, unemployment remained low at 4.0% and housing starts remained steady. In Germany, Europe’s largest continental market, GDP growth moderated to 0.6% on a slowdown in industrial production while housing starts were in line with the previous year. Norbord’s European shipment volume was slightly higher in 2019 due to changes in product mix and in local currency terms, average panel prices for the full year declined 3% from 2018.

Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. In 2019, the Pound Sterling ranged from a high of 1.20 to a low of 1.08 versus the Euro and averaged 1.14 compared to 1.13 in 2018.

Sales

(US $ millions)	2019	2018
North America	$1,237	$1,907
Europe	494	517
Total	$1,731	$2,424

Total sales decreased by $693 million or 29% in 2019. In North America, sales decreased by 35% primarily due to lower prices and a 5% decrease in shipment volumes, with the average North Central, South East and Western Canada OSB benchmark prices decreasing by $141, $128 and $141 per Msf, respectively, or 40%, 41% and 46%, respectively, compared to 2018. In Europe, sales decreased by 4% due to lower average panel prices and the foreign exchange translation impact of a weaker Pound Sterling relative to the US dollar.

Production

(MMsf–3/8")	2019	2018
North America	6,199	6,430
Europe	1,858	1,858
Total	8,057	8,288

Total production volume decreased by 3% or 231 MMsf (3⁄8-inch basis) in 2019. Due to weaker OSB demand, the Company reduced its North American production. In Europe, the Company’s OSB mills continued to increase production, offsetting lower production at its particleboard and MDF sites.

NORBORD 2019 ANNUAL REPORT 14

North America

North American production volume decreased by 4% or 231 MMsf (3⁄8-inch basis) primarily due to the indefinite curtailments of 100 Mile House, British Columbia and Line 1 at the Cordele, Georgia mill. Downtime at the remaining operating mills was consolidated, which allowed the Company to more efficiently allocate production volumes resulting in annual production records at the High Level, Alberta and Nacogdoches, Texas mills.

Production has remained indefinitely suspended at the Chambord, Quebec mill since the third quarter of 2008. In 2018, the Board of Directors approved a $71 million investment to rebuild and prepare the mill for an eventual restart when warranted by customer demand (see Chambord Rebuild Project below). A restart decision has not yet been made, but Norbord will continue to monitor market conditions. This mill represents 7% of Norbord’s annual estimated capacity in North America.

Excluding the Chambord mill, Norbord’s mills produced at 85% of available capacity in 2019 compared to 95% in 2018. The decrease in capacity utilization was driven by the December 31, 2018 restatement of annual production capacities at a number of mills (to reflect higher production line speeds from converting to PMDI resin technology and subsequent capital invested over the past six years to debottleneck certain mills) as well as the downtime and indefinite curtailments taken during the year.

Cordele Mill Line 1 Indefinite Curtailment

In November 2019, the Company indefinitely curtailed Line 1 of the two-line Cordele, Georgia OSB mill due to continued poor market conditions and lower than anticipated OSB demand, particularly in the South East region. The mill had been operating on a reduced 10/4 schedule since September 5, 2019. As a result, in the third quarter the Company recorded a non-cash pre-tax impairment charge of $10 million against the carrying value of certain of the mill’s production equipment. No additional impairment is required for the remaining assets as their recoverable amount is greater than their carrying values. The Company has continued to supply customers from its other operating North American OSB mills. Line 1 has a stated annual production capacity of 440 million square feet (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.

100 Mile House Indefinite Curtailment

In August 2019, the Company indefinitely curtailed the 100 Mile House mill as a wood supply shortage and high wood prices did not support the economic operation of the mill. The region where the mill operated has been under mounting wood supply pressure for the past decade as a result of the mountain pine beetle epidemic. This challenge was further exacerbated by the significant wildfires that the province of British Columbia experienced in the summers of 2017 and 2018. A net charge of $2 million was recognized in the second quarter to provide for severance and related costs, of which $1 million has been paid. Norbord has successfully transferred production to its other operating North American OSB mills, including High Level and Grande Prairie, Alberta. The mill has a stated annual production capacity of 440 million square feet (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.

In December 2018, the Company had recorded a non-cash pre-tax impairment charge of $80 million against the carrying value of the mill’s fixed assets, reflecting the reduction in the annual allowable cut (timber allowed to be harvested from Crown lands each year) starting in 2019 and the longer-term trend of high wood costs in the region. The impairment charge was calculated as the difference between the carrying value of the mill’s fixed assets and its recoverable amount which is based on fair value less costs of disposal. The fair value less costs of disposal calculations use discounted cash flow projections that employ the key assumptions as outlined in the Significant Accounting Policies, Judgements and Estimates section. The Company considered a range of reasonably possible amounts to use for key assumptions and decided upon amounts that represented management’s best estimates at that time.

Europe

European production volume was in line with 2018. Annual production records were achieved at the OSB mills in Genk, Belgium and Inverness, Scotland. All of Norbord’s panel mills ran on full production schedules excluding maintenance and holiday shutdowns and produced at 88% of stated capacity in both 2019 and 2018.

NORBORD 2019 ANNUAL REPORT 15

Operating Results

Adjusted EBITDA(1) (US $ millions)	2019	2018
North America	$85	$652
Europe	64	86
Unallocated	(11)	(14)
Total	$138	$724
(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Norbord generated Adjusted EBITDA of $138 million in 2019, compared to $724 million in 2018. North American operations generated Adjusted EBITDA of $85 million, compared to $652 million in the prior year. Norbord’s European operations generated Adjusted EBITDA of $64 million, compared to $86 million in 2018.

North America

Norbord’s North American Adjusted EBITDA declined by $567 million primarily due to significantly lower benchmark OSB prices. Lower shipment volumes and higher raw material usages were offset by productivity improvements, lower incentive costs, lower resin prices and the foreign exchange translation impact of a weaker Canadian dollar.

Europe

Norbord’s European operations Adjusted EBITDA declined by $22 million primarily due to lower average panel prices and higher wood prices.

Corporate

The improved Adjusted EBITDA result in the Unallocated segment in 2019 was primarily the result of lower bonus costs.

Adjusted EBITDA Variance

The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	2019 vs. 2018
Adjusted EBITDA(1) – current period	$138
Adjusted EBITDA(1) – comparative period	724
Variance	(586)
Mill nets(2)	(592)
Volume(3)	(27)
Key input prices(4)	(2)
Key input usage(4)	(9)
Mill profit share and bonus	35
Other operating costs and foreign exchange(5)	9
Total	$(586)
(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(3)	The volume variance represents the impact of shipment volume changes across all products.
(4)	The key inputs include fibre, resin, wax and energy.
(5)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, costs to ramp up the new Inverness, Scotland line and the one-time impact of adopting the new lease standard in 2019 (see Changes in Accounting Policies).

On the sales side, housing market activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results.

On the cost side, fluctuations in uncontrollable raw material prices impact operating costs. In 2019, average resin prices were lower than the prior year in both North America and Europe. Resin prices are indexed to widely used industrial chemicals derived from oil and gas products. North American fibre prices were in line in 2019 but significantly higher in Europe. Norbord does not own any timberlands; therefore, it purchases timber and wood chips as well as recycled wood materials on the open market in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control.

NORBORD 2019 ANNUAL REPORT 16

In 2019, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased 1% versus the prior year due to improved productivity, lower resin prices and the foreign exchange translation impact of a weaker Canadian dollar, partially offset by higher raw material usages and increased curtailments.

For 2019, the Company generated marginal MIP gains as improved productivity and product mix were offset by the efficiency impact of significant production curtailments across North American mills. MIP is measured relative to the prior year at constant prices and exchange rates.

FINANCE COSTS, INTEREST INCOME, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	2019	2018
Finance costs	$(45)	$(37)
Interest income	2	4
Depreciation and amortization	(136)	(134)
Income tax recovery (expense)	27	(100)

Finance Costs

Finance costs increased by $8 million in 2019 primarily due to the utilization charges on drawings on the accounts receivable program (see Accounts Receivable Securitization) and the larger principal and higher interest rate on the 2027 notes issued in June 2019, partially offset by interest costs of $2 million capitalized on qualifying assets in 2019 (2018 – nil).

The effective interest rate on Norbord’s debt-related obligations was 6.0% as at December 31, 2019 (2018 – 5.9%).

Interest Income

Interest income of $2 million (2018 – $4 million) was earned during the year from cash on hand.

Depreciation and Amortization

The Company uses the units-of-production method to depreciate its production equipment. Fluctuations in depreciation expense reflect relative changes in production levels by mill and the higher level of investment in production equipment in recent years. Depreciation in 2019 was also impacted by depreciation of right-of-use assets recognized upon adoption of the new lease standard (see Changes in Accounting Policies).

Income Tax

A tax recovery of $27 million was recorded in 2019 on a pre-tax loss of $69 million and a tax expense of $100 million was recorded in 2018 on pre-tax earnings of $471 million. The effective tax rate of 39% (2018 – 21%) differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of non-recurring income tax recoveries.

In 2019 and 2018, the Company made net cash tax payments of $42 million and $117 million, respectively.

At December 31, 2019, the Company has capital losses of C $189 million that can be carried forward indefinitely and non-capital losses of C $15 million that expire by 2037 from operations in Canada, state tax losses of $307 million from operations in the US that expire by 2039, and operating loss carryforwards of €30 million from operations in Belgium that can be carried forward indefinitely. These loss carryforwards may be utilized before expiry to eliminate cash taxes otherwise payable and will preserve future cash flows. Certain benefits relating to the above losses have been recognized and included in deferred income tax assets in the consolidated financial statements. The Company reviews its deferred income tax assets at each balance sheet date and recognizes amounts that, in the judgement of management, are probable to be utilized.

NORBORD 2019 ANNUAL REPORT 17

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	2019	2018
Cash provided by operating activities	$19	$608
Cash provided by operating activities per share(1)	0.23	7.03
Operating working capital(1)	120	88
Total working capital(1)	202	188
Additions to property, plant and equipment and intangible assets	144	205
Net debt to capitalization, market basis(1)	24%	13%
Net debt to capitalization, book basis(1)	40%	28%
(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

At year-end, the Company had unutilized liquidity of $272 million, comprising $20 million in cash and cash equivalents, $237 million in revolving bank lines and $15 million in available drawings under its accounts receivable securitization program. Norbord has no investments in, or other direct exposure to, US sub-prime mortgages, US auction rate securities or Canadian asset-backed commercial paper.

The Company’s outstanding long-term debt has a weighted average term of 5.5 years. Norbord’s net debt for financial covenant purposes was $655 million at December 31, 2019, which includes long-term debt of $665 million less cash and cash equivalents of $20 million plus letters of credit and guarantees of $8 million and other liabilities classified as debt for financial covenant purposes of $2 million.

Senior Secured Notes Due 2023

The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.

Senior Secured Notes Due 2027

In June 2019, the Company completed the issuance of $350 million in senior secured notes due July 2027 with an interest rate of 5.75%. Debt issue costs of $6 million were incurred with the issuance. In July 2019, the Company used a portion of the proceeds to redeem, prior to maturity, the $240 million senior secured notes due December 2020 (2020 Notes). A premium of $9 million was paid on the early redemption and a $1 million non-cash charge related to net unamortized debt issue costs was recognized. The 2027 notes rank pari passu with the Company’s existing senior secured notes due in 2023 and committed revolving bank lines.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2023 and 2027 senior secured notes.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at year-end:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	changes to other comprehensive income subsequent to January 1, 2011 are excluded;

•	impairment of assets charge for 2018 is excluded;

•	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and

•	the impact of the 2015 change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.

Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit issued and any bank advances. At year-end, the Company’s tangible net worth was $999 million and net debt for financial covenant purposes was $655 million. Net debt to capitalization, book basis, was 40%. The Company was in compliance with the financial covenants at year-end.

NORBORD 2019 ANNUAL REPORT 18

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Long-term debt, principal value	$665	$555
Add: Other long-term debt	68	—
Less: Cash and cash equivalents	(20)	(128)
Net debt	713	427
Less: Other long-term debt	(68)	—
Add: Other liabilities classified as debt for financial covenant purposes	2	—
Add: Letters of credit and guarantees	8	8
Net debt for financial covenant purposes	$655	$435
Shareholders’ equity	$704	$823
Add: 2018 impairment of assets (net of tax)	59	59
Add: Other comprehensive income change(1)	60	74
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	$999	$1,132
Total capitalization	$1,654	$1,567
Net debt to capitalization, market basis	24%	13%
Net debt to capitalization, book basis	40%	28%
(1)	Cumulative subsequent to January 1, 2011.

Debt Issue Costs

Amortization expense related to debt issue costs for 2019 was $2 million (2018 – $2 million).

Accounts Receivable Securitization

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At year-end, Norbord had transferred but continued to recognize $110 million in trade accounts receivable and recorded drawings of $68 million as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company is able to draw under the program at any point in time depends on the level of accounts receivable transferred, concentration limits and credit enhancement ratios. At period-end, the maximum available drawings under the program were $83 million. The amount the Company chooses to draw under the program will fluctuate with the Company’s cash requirements at that point in time. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. During 2019, the utilization charges on drawings ranged from 1.6% to 4.1%.

The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at February 4, 2020, Norbord’s ratings were BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, increased by $32 million during the year to $120 million at year-end, compared to $88 million at December 31, 2018. The year-over-year increase was primarily due to lower accounts payable and accrued liabilities, as well as higher inventory, partially offset by lower accounts receivable. Lower accounts payable and accrued liabilities were primarily attributed to lower mill profit share and bonus accruals due to lower earnings as well as lower accrued capital expenditures. Higher inventory was primarily a result of higher finished goods inventory levels due to the timing of mill curtailments. Lower accounts receivable was primarily attributed to lower North American pricing and shipment volumes. The Company aims to minimize the amount of capital held as operating working capital and continued to manage it at minimal levels throughout the year.

NORBORD 2019 ANNUAL REPORT 19

Total working capital, which includes operating working capital plus cash and cash equivalents and taxes receivable less taxes payable, was $202 million as at December 31, 2019, compared to $188 million at December 31, 2018. The increase is attributed to the higher taxes receivable and higher operating working capital, partially offset by the lower cash balance.

Operating activities generated $19 million of cash or $0.23 per share in 2019, compared to $608 million or $7.03 per share in 2018. Cash generation has declined commensurate with the decline in Adjusted EBITDA.

The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

	Payments Due by Period
(US $ millions)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt, including interest	$896	$41	$80	$365	$410
Purchase commitments	123	37	28	10	48
Lease obligations	23	8	8	3	4
Reforestation obligations	4	1	1	1	1
Total	$1,046	$87	$117	$379	$463

Note: The above table does not include pension and post-employment benefits plan obligations, which are discussed in the Risks and Uncertainties – Defined Benefit Pension Plan Funding section.

INVESTMENTS

Investment in Property, Plant and Equipment

(US $ millions)	2019	2018
Increased productivity and cost reduction	$31	$117
Maintenance of business	46	39
Inverness project	28	12
Chambord rebuild	24	27
Environmental and safety	10	9
Capitalized interest	2	—
Total	$141	$204

The focus of the Company’s capital reinvestment strategy is to improve production efficiency and product mix, reduce manufacturing costs and maintain the Company’s assets and high standards for environmental and safety performance. Investment in property, plant and equipment in 2019 was $141 million ($144 million including intangible assets), representing approximately 104% of depreciation and amortization (65% excluding the capital expenditures on the specific projects discussed below).

Key 2019 projects included the second phase of the Inverness, Scotland project and the ongoing rebuild project at Chambord, Quebec (both described below). Key 2018 projects included the Grande Prairie, Alberta debottlenecking project, installation of the new finishing line as part of the Inverness, Scotland project and the rebuild project at Chambord, Quebec.

Norbord is planning to make capital investments of approximately $100 million in 2020 for maintenance of business projects and projects focused on reducing manufacturing costs across the mills, as well as a portion of the Chambord mill rebuild and Inverness expansion project (both described below). It will also include investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

NORBORD 2019 ANNUAL REPORT 20

Inverness Project

During the first phase of the project, the Company invested $147 million from 2016 to 2018 to modernize and expand the Company’s Inverness OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new line started up in the fourth quarter of 2017, with no disruption to existing production capacity, and the mill’s stated capacity was increased from 395 to 720 MMsf (3/8-inch basis). The new finishing end was installed in 2018 and commissioned during the first quarter of 2019.

In January 2019, the Board of Directors approved a $46 million (£35 million) second phase investment to further expand capacity at the Inverness mill by 225 MMsf (3/8-inch basis) (200,000 cubic metres) through the addition of a second wood room and dryer. This project is expected to be completed by the second half of 2020 and is consistent with the Company’s strategy of growing its European OSB capacity to serve continued substitution growth in its key markets. During 2019, $28 million was invested.

Chambord Rebuild Project

Production has remained curtailed at the Chambord mill since the third quarter of 2008. The Company believes North American OSB demand will continue to grow over the long term. In order to support this anticipated growth and enhance the competitive position of the Company’s overall manufacturing operations, Norbord is investing $71 million to rebuild and prepare the mill for an eventual restart. The Company has not yet made a restart decision, however, and will only do so when it is sufficiently clear that customers require more product. The project involves replacing the dryers and investing in the wood handling and finishing areas to streamline the mill’s manufacturing process and reduce manufacturing costs, as well as upgrades in process and personal safety systems, electrical systems and environmental equipment to bring the mill up to current standards after a decade of curtailment. The government of Quebec is investing up to C $4.8 million (US $3.6 million) in the project; to date, less than C $1 million has been received. Further, the Company’s investment will qualify for Canadian investment tax credits and Quebec’s rebate program for large electricity users which will reduce cash income taxes and electricity costs, respectively, once the mill is operational. Capital spending of $24 million was invested during 2019 ($51 million project-to-date).

Investment in Intangible Assets

In 2019, investment in intangible assets was $3 million (2018 – $1 million) consisting of timber rights and software acquisition and development costs.

CAPITALIZATION

Common Share Information

At December 31	2019	2018
Shares outstanding (millions)	81.5	83.3
Dividends (US $ millions)	$86	$417
Market price at year-end (C $)	$34.73	$36.30

The decrease in shares outstanding during 2019 was related to share repurchases (see Normal Course Issuer Bid), partially offset by shares issued upon stock option exercises. At February 4, 2020, there were 81.4 million common shares outstanding. The average daily volume traded on the Toronto Stock Exchange (TSX) during 2019 was approximately 318,000 shares compared to approximately 363,000 shares in 2018, and the average daily volume traded on the New York Stock Exchange (NYSE) was approximately 180,000 shares, up from approximately 165,000 shares in 2018.

Normal Course Issuer Bid (NCIB)

In October 2019, Norbord renewed its NCIB in accordance with TSX rules. Under the bid, Norbord may purchase up to 4,083,429 of its common shares, representing 5% of the Company’s issued and outstanding common shares of 81,668,583 as of October 22, 2019, pursuant to TSX rules. Daily purchases of common shares may not exceed 72,970 subject to the Company’s ability to make “block” purchases under the rules of the TSX. During 2019, 0.2 million shares were purchased under this bid at a cost of $5 million. In December 2019, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period and in January 2020, the Company repurchased an additional 0.1 million shares under the ASPP at a cost of $2 million.

NORBORD 2019 ANNUAL REPORT 21

In October 2018, Norbord renewed its prior NCIB in accordance with TSX rules. Under the bid, Norbord was allowed to purchase up to 5,191,965 of its common shares, representing 10% of the Company’s public float as of October 22, 2018, pursuant to TSX rules. During 2018, 3.8 million shares were purchased at a cost of $102 million and during 2019, 1.4 million shares were purchased at a cost of $39 million. The Company exhausted this NCIB limit with a total of 5.2 million shares repurchased for $141 million.

Purchases were made on the open market by Norbord through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord paid for any such common shares was the market price of such shares at the time of acquisition. Common shares purchased under the bid were cancelled.

Dividends

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017 to Q2 2018	0.60
Q3 2018	4.50
Q4 2018	0.60
Q1 2019 to Q3 2019	0.40
Q4 2019	0.20

The dividend level was decreased twice during 2015 to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities. The dividend level was increased three times during 2017, reflecting the strength in North American benchmark OSB prices and resulting robust operating cash flow for the Company, the positive market outlook for the Company’s products and the expectation that free cash flow would be sufficient to fund current growth and other capital investment commitments for the foreseeable future. In the third quarter of 2018, a dividend of C $4.50 was paid as a result of the exceptionally strong free cash flow generated in the second quarter. The dividend level returned to C $0.60 in the fourth quarter of 2018. The dividend level was reduced twice during 2019 in recognition of the impact of weaker than expected North American OSB markets on the Company’s financial results during the year.

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Stock Options

As at December 31, 2019, options on 1.7 million common shares were outstanding, with 51% vested. The exercise prices for the outstanding options range from C $9.96 to C $46.35, that expire on various dates up to 2029. In 2019, less than 0.1 million stock options were exercised (2018 – 0.3 million stock options), resulting in the issuance of less than 0.1 million common shares (2018 – 0.3 million common shares) for total proceeds of $1 million (2018 – $4 million).

NORBORD 2019 ANNUAL REPORT 22

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during 2019:

Brookfield

As at December 31, 2019, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

The Company periodically engages the services of Brookfield for various financial, real estate and other business services. In 2019, the fees for services rendered were less than $1 million (2018 – less than $1 million).

Other

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2019, net sales of $71 million (2018 – $92 million) were made to Interex. At year-end, $4 million (December 31, 2018 – $2 million) due from Interex was included in accounts receivable. At year-end, the investment in Interex was less than $1 million (December 31, 2018 – less than $1 million).

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2019	2018
Salaries, incentives and short-term benefits	$3	$4
Share-based awards	2	2
	$5	$6

NORBORD 2019 ANNUAL REPORT 23

SELECTED QUARTERLY INFORMATION

	2019				2018
(US $ millions, except per share information, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
SALES AND EARNINGS
Sales	373	435	447	476	501	640	707	576
Operating (loss) income	(8)	(12)	(2)	6	(46)	175	236	139
Adjusted EBITDA(1)	27	33	36	42	70	211	273	170
(Loss) earnings	(12)	(17)	(14)	1	(28)	130	174	95
Adjusted (loss) earnings(1)	(11)	(9)	(8)	(2)	26	123	167	96
PER COMMON SHARE EARNINGS
(Loss) earnings, basic	(0.15)	(0.21)	(0.17)	0.01	(0.32)	1.50	2.01	1.10
(Loss) earnings, diluted	(0.15)	(0.21)	(0.17)	0.01	(0.32)	1.49	2.00	1.09
Adjusted (loss) earnings, basic(1)	(0.13)	(0.11)	(0.10)	(0.02)	0.30	1.42	1.93	1.11
Adjusted (loss) earnings, diluted(1)	(0.13)	(0.11)	(0.10)	(0.02)	0.30	1.41	1.92	1.10
Dividends declared(2)	0.20	0.40	0.40	0.40	0.60	4.50	0.60	0.60
BALANCE SHEET
Total assets	1,921	1,862	2,207	1,942	1,942	2,130	2,250	2,097
Long-term debt	657	656	896	550	550	549	549	549
Net debt for financial covenant purposes(1)	655	675	601	564	435	377	276	422
Net debt to capitalization, market basis(1)	24%	25%	20%	17%	13%	10%	8%	13%
Net debt to capitalization, book basis(1)	40%	40%	36%	34%	28%	23%	16%	24%
KEY STATISTICS
Shipments (MMsf–3/8")
North America	1,335	1,654	1,587	1,569	1,602	1,687	1,674	1,521
Europe	396	440	474	521	452	467	445	461
Indicative average OSB price
North Central ($/Msf–7/16")	223	217	188	211	243	363	426	370
South East ($/Msf–7/16")	199	168	186	197	203	305	419	331
Western Canada ($/Msf–7/16")	190	164	153	160	184	281	403	359
Europe (€/m3)(3)	247	269	285	287	299	305	298	274
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	7%	8%	9%	10%	17%	51%	65%	42%
Return on equity (ROE)(1)	(6)%	(5)%	(4)%	(1)%	10%	44%	58%	37%
Cash provided by (used for) operating activities	28	52	36	(97)	126	228	250	4
Cash provided by (used for) operating activities per share(1)	0.34	0.64	0.44	(1.18)	1.46	2.63	2.89	0.05
(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Dividends declared per share stated in Canadian dollars.
(3)	European indicative average OSB price represents the gross delivered price to the largest continental market.

NORBORD 2019 ANNUAL REPORT 24

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months. Operating working capital is also impacted by performance-based incentive accruals which are typically built up over the year and paid out in the first quarter of the subsequent year.

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7⁄16-inch basis) change in the realized North American OSB price, when operations are running at full capacity, is approximately $64 million or $0.78 per basic share (approximately $50 million or $0.61 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, volume and trade discounts, and negotiated prices on industrial and export products cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy. Prices for resin, a petroleum-based product, generally follow global oil prices and had generally been trending higher since the third quarter of 2016, but decreased modestly in 2019.

Norbord has significant exposure to the Canadian dollar with approximately 37% of its global (47% of North America) panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $6 million when all six of Norbord’s Canadian OSB mills operate at full capacity. Norbord also has exposure to the Euro as all but one of the Company’s European production facilities are located in the UK and export sales to the continent are denominated in Euros. The Company estimates that the favourable impact of a one-pence (UK) decrease in the value of the Euro would positively impact annual Adjusted EBITDA by less than $1 million when all UK production facilities operate at full capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Impairment of Assets – Included in the third quarter of 2019 is a $10 million ($0.12 per basic and diluted share) non-cash pre-tax loss related to an impairment charge at the Company’s Cordele mill (see Cordele Mill Line 1 Indefinite Curtailment). Included in the fourth quarter of 2018 is an $80 million ($0.93 per basic and $0.92 per diluted share) non-cash pre-tax loss related to an impairment charge at the Company’s 100 Mile House mill (see 100 Mile House Indefinite Curtailment).

Loss on Disposal of Assets – Included in the fourth quarter of 2019 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to obsolete operating and maintenance supplies. Included in the second quarter of 2019 is a $1 million ($0.01 per basic and diluted share) non-cash loss on the disposal of production equipment based on capital projects completed during the quarter. Included in the fourth quarter of 2018 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to obsolete operating and maintenance supplies.

Stock-based Compensation and Related Costs – Included in the fourth, second and first quarters of 2019 and second and first quarters of 2018 is $1 million ($0.01 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the third quarter of 2018 is $2 million ($0.02 per basic and diluted share) of similar costs.

Costs on Early Debt Extinguishment − Included in the second quarter of 2019 is a $9 million ($0.11 per basic and diluted share) premium paid on the early extinguishment of the senior secured notes due 2020 and a related $1 million ($0.01 per basic and diluted share) non-cash write-off of net unamortized debt issue costs.

Costs Related to 100 Mile House Indefinite Curtailment − Included in the second quarter of 2019 is $2 million ($0.02 per basic and diluted share) of severance and other related costs resulting from the announcement to indefinitely curtail the 100 Mile House mill in August 2019.

NORBORD 2019 ANNUAL REPORT 25

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
(Loss) earnings	$(12)	$(17)	$(14)	$1	$(28)	$130	$174	$95
Add: Impairment of assets	—	10	—	—	80	—	—	—
Add: Loss on disposal of assets	2	—	1	—	2	—	—	—
Add: Stock-based compensation and related costs	1	—	1	1	—	2	1	1
Add: Costs on early extinguishment of 2020 Notes	—	—	10	—	—	—	—	—
Add: Costs related to 100 Mile House indefinite curtailment	—	—	2	—	—	—	—	—
Add: Reported income tax (recovery) expense	(6)	(6)	(10)	(5)	(26)	37	53	36
Adjusted pre-tax (loss) earnings	(15)	(13)	(10)	(3)	28	169	228	132
Less: Income tax recovery (expense) at statutory rate(1)	4	4	2	1	(2)	(46)	(61)	(36)
Adjusted (loss) earnings	$(11)	$(9)	$(8)	$(2)	$26	$123	$167	$96
(1)	Represents Canadian combined federal and provincial statutory rate (2019 and 2018 – 26%). Q1 to Q3 of 2018 were based on a rate of 27% and a true up for the full year rate of 26% was reflected in Q4.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
(Loss) earnings	$(12)	$(17)	$(14)	$1	$(28)	$130	$174	$95
Add: Finance costs	11	11	12	11	9	10	10	8
Less: Interest income	(1)	—	—	(1)	(1)	(2)	(1)	—
Add: Costs on early extinguishment of 2020 Notes	—	—	10	—	—	—	—	—
Add: Depreciation and amortization	32	35	34	35	34	34	36	30
Add: Income tax (recovery) expense	(6)	(6)	(10)	(5)	(26)	37	53	36
EBITDA	24	23	32	41	(12)	209	272	169
Add: Impairment of assets	—	10	—	—	80	—	—	—
Add: Loss on disposal of assets	2	—	1	—	2	—	—	—
Add: Stock-based compensation and related costs	1	—	1	1	—	2	1	1
Add: Costs related to 100 Mile House indefinite curtailment	—	—	2	—	—	—	—	—
Adjusted EBITDA	$27	$33	$36	$42	$70	$211	$273	$170

NORBORD 2019 ANNUAL REPORT 26

FOURTH QUARTER RESULTS

Sales in the fourth quarter were $373 million, compared to $435 million in the third quarter of 2019 and $501 million in the fourth quarter of 2018. Quarter-over-quarter, sales decreased by $62 million primarily due to lower shipment volumes, partially offset by higher North American OSB prices. Year-over-year, sales decreased by $128 million primarily due to lower North American OSB and European panel prices and lower shipments.

The pace of US homebuilding activity improved in the quarter and North American benchmark OSB prices were up from the prior quarter. Year-over-year, benchmark OSB prices were broadly in line. The table below summarizes average benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q4 2019 ($/Msf–7/16")	Q3 2019 ($/Msf–7/16")	Q4 2018 ($/Msf–7/16")
North Central	15%	$223	$217	$243
South East	36%	199	168	203
Western Canada	29%	190	164	184
(1)	Based on the annual capacity figures as at December 31, 2019 and excludes the indefinitely curtailed Chambord, Quebec mill, which represents 7% of estimated annual capacity.

In local currency terms, European average panel prices were 6% lower quarter-over-quarter and 12% lower year-over-year.

In North America, shipments were 19% lower than the prior quarter and 17% lower than the same quarter last year primarily due to the curtailments taken during the fourth quarter as well as fewer fiscal days in the current quarter. In Europe, shipment volumes were down by 10% compared to the prior quarter and 12% compared to the same quarter last year primarily due to timing of shipments as well as fewer fiscal days in the current quarter.

Excluding the Chambord mill, Norbord’s North American operating mills produced at 77% of available capacity in the fourth quarter of 2019, compared to 92% in the third quarter of 2019 and 89% in the fourth quarter of 2018. The reduction against both comparative quarters is primarily due to the indefinite curtailments of 100 Mile House and Cordele Line 1. Norbord’s European mills produced at 87% of stated capacity in the fourth quarter of 2019, compared to 84% in the third quarter of 2019 and 89% in the fourth quarter of 2018.

Norbord recorded an operating loss of $8 million in the fourth quarter of 2019 compared to $12 million in the third quarter of 2019 and $46 million in the fourth quarter of 2018. The operating loss for the third quarter of 2019 included a non-cash pre-tax impairment charge of $10 million (see Cordele Mill Line 1 Indefinite Curtailment above) while the fourth quarter of 2018 included a non-cash pre-tax impairment charge of $80 million (see 100 Mile House Indefinite Curtailment above). Norbord’s Adjusted EBITDA for the fourth quarter was down $6 million from the third quarter of 2019 and $43 million from the fourth quarter of 2018. The quarter-over-quarter decline in Adjusted EBITDA was primarily due to lower shipment volumes and the year-over-year decline was primarily due to lower North American OSB prices.

NORBORD 2019 ANNUAL REPORT 27

Adjusted EBITDA changes are summarized in the variance table below:

(US $ millions)	Q4 2019 vs. Q3 2019	Q4 2019 vs. Q4 2018
Adjusted EBITDA(1) – current period	$27	$27
Adjusted EBITDA(1) – comparative period	33	70
Variance	(6)	(43)
Mill nets(2)	11	(50)
Volume(3)	(20)	(21)
Key input prices(4)	2	3
Key input usage(4)	(6)	(2)
Mill profit share and bonus	(2)	5
Other operating costs and foreign exchange(5)	9	22
Total	$(6)	$(43)
(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(3)	The volume variance represents the impact of shipment volume changes across all products.
(4)	The key inputs include fibre, resin, wax and energy.
(5)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, costs to ramp up the new Inverness, Scotland line and the one-time impact of adopting the new lease standard in 2019 (see Changes in Accounting Policies).

Adjusted EBITDA was generated from the following geographic segments:

(US $ millions)	Q4 2019	Q3 2019	Q4 2018
North America	$20	$24	$50
Europe	11	11	24
Unallocated	(4)	(2)	(4)
Total	$27	$33	$70

Norbord’s North American operations generated Adjusted EBITDA of $20 million in the fourth quarter of 2019 versus $24 million in the third quarter of 2019 and $50 million in the fourth quarter of 2018. Quarter-over-quarter, the decrease of $4 million was primarily attributed to lower shipment volumes (partially due to fewer fiscal days), seasonally higher raw material usages and the impact of production curtailments, partially offset by modestly higher OSB prices. The year-over-year decrease of $30 million was primarily attributed to lower OSB prices and shipment volumes, partially offset by lower raw material prices and improved productivity.

In the fourth quarter, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased 8% versus the third quarter of 2019 due to seasonally higher raw material usages and the impact of production curtailments. Unit costs decreased by 3% versus the fourth quarter of 2018 due to lower raw material prices and improved productivity.

Norbord’s European operations generated Adjusted EBITDA of $11 million in the fourth quarter of 2019, unchanged from the third quarter of 2019 and $13 million lower than the same quarter last year. Quarter-over-quarter, lower average panel prices and shipment volumes were offset by lower maintenance-related costs. Year-over-year, lower average panel prices and shipment volumes were partially offset by lower incentive costs due to lower earnings.

Norbord recorded a loss of $12 million ($0.15 loss per basic and diluted share) in the fourth quarter of 2019, versus a loss of $17 million ($0.21 loss per basic and diluted share) in the third quarter of 2019 and a loss of $28 million ($0.32 loss per basic and diluted share) in the fourth quarter of 2018. Included in the third quarter of 2019 was a $10 million non-cash pre-tax impairment charge (see Cordele Mill Line 1 Indefinite Curtailment above) and included in the fourth quarter of 2018 was an $80 million non-cash pre-tax impairment charge (see 100 Mile House Indefinite Curtailment above).

Excluding the impact of non-recurring items and using a normalized Canadian statutory tax rate, Norbord recorded an Adjusted loss of $11 million ($0.13 loss per basic and diluted share) in the fourth quarter of 2019 compared to an Adjusted loss of $9 million ($0.11 loss per basic and diluted share) in the prior quarter and Adjusted earnings of $26 million ($0.30 per basic and diluted share) in the fourth quarter of 2018. Year-over-year, Adjusted earnings decreased primarily due to the lower Adjusted EBITDA.

NORBORD 2019 ANNUAL REPORT 28

FINANCIAL POLICIES

Capital Allocation

Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.

Liquidity

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, and to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At year-end, the Company had unutilized liquidity of $272 million, comprising $20 million in cash and cash equivalents, $15 million in available drawings under its accounts receivable securitization program and $237 million in unutilized committed revolving bank lines with nine international financial institutions, available to support its liquidity requirements.

Credit Ratings

Maintaining a stable balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions).

At February 4, 2020, Norbord’s long-term debt and issuer ratings were (the Company ceased using the services of DBRS effective June 19, 2019):

	Standard & Poor’s Ratings Services		Moody’s Investors Service
Secured notes	BB+		Ba1
Issuer	BB		Ba1
Outlook	Stable	(1)	Stable
(1)	Outlook adjusted from Positive in June 2019.

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.

Use of Financial Instruments

Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

NORBORD 2019 ANNUAL REPORT 29

CHANGES IN ACCOUNTING POLICIES

(i)	Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 became effective for Norbord on January 1, 2019 and has been applied using the modified retrospective approach under which the cumulative effect of initial application was recognized in retained earnings as at January 1, 2019. As a result, comparative information has not been restated and is reported under IAS 17, Leases (IAS 17).

Upon transition to IFRS 16, Norbord recognized $24 million of lease liabilities and corresponding ROU assets. Norbord elected the practical expedient to apply IFRS 16 only to contracts previously identified as leases under IAS 17. The lease liabilities for leases previously identified as operating leases under IAS 17 were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019, and have been included in accounts payable and accrued liabilities (current portion) and other liabilities (non-current portion). The weighted average incremental borrowing rate applied to these lease liabilities on January 1, 2019 was 4.6%. There were no material differences from the operating lease commitments disclosed in Norbord’s 2018 audited annual financial statements. ROU assets related to these leases were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, and have been included in property, plant and equipment.

The carrying amounts of $3 million as at January 1, 2019 of the ROU assets and lease liabilities for leases previously classified as finance leases under IAS 17 have been determined to be the carrying amounts of the lease assets and lease liabilities measured under IAS 17 immediately before that date.

The following practical expedients were also applied upon transition to IFRS 16:

•	excluded initial direct costs from the measurement of ROU assets at the date of initial application;

•	used hindsight when determining the lease term where the contract contains options to extend or terminate the lease;

•	used a single discount rate on a portfolio of leases with similar characteristics.

The application of the above practical expedients did not result in any impact to retained earnings. The accounting policy has been updated accordingly.

(ii)	Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation became effective for Norbord on January 1, 2019 and did not have any impact on its consolidated financial statements.

(iii)	Financial Instruments

In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. The amendments became effective for Norbord on January 1, 2019 and did not have any impact on its consolidated financial statements.

(iv)	Employee Benefits

In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. These amendments became effective for Norbord on January 1, 2019 and did not have a significant impact on its consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments

In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments are effective for the annual period beginning on January 1, 2020 and provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. Norbord has assessed its financial instruments and does not expect these amendments to have an impact on its consolidated financial statements upon adoption.

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SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In particular, significant accounting policies, judgements and estimates utilized in the normal course of preparing the Company’s financial statements require management to make critical determinations that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates. For further information on the Company’s significant accounting policies, refer to note 2 of the consolidated financial statements.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

Judgements

Management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. These judgements are subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s earnings or cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions. To the extent that a recognition or derecognition of a deferred tax asset or liability is required, current period earnings or OCI will be affected.

Estimates

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2019 are:

(i)	Inventory

The Company estimates the net realizable value of its finished goods and raw material inventory using estimates regarding future selling prices. The net realizable value of operating and maintenance supplies inventory uses estimates regarding replacement costs.

(ii)	Property, Plant and Equipment and Intangible Assets

When indicators of impairment are present and the recoverable amount of property, plant and equipment and intangible assets need to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; future raw materials availability; maintenance and other capital expenditures; discount rates; tax rates and undepreciated capital cost of assets for tax purposes; useful lives; and residual values.

(iii)	Leases

The Company estimates the initial amount of ROU assets and lease obligations to recognize using estimates regarding the Company’s incremental borrowing rate, the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options.

(iv)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

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(v)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

RISKS AND UNCERTAINTIES

Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows.

Product Concentration and Cyclicality

OSB accounts for approximately 90% of Norbord’s panel production capacity. The price of commodity grades of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.

Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products, including the US housing market, are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction (primarily in the US, Canada, Western Europe and Japan), seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; a significant increase in longer-term interest rates; changes in the availability of mortgage financing; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime or indefinite curtailments to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt and the Company’s share price.

Based on operations running at full capacity, the following table shows the approximate annualized impact of changes in realized product prices on Adjusted EBITDA:

	Sensitivity Factor	Impact on Adjusted EBITDA (US $ millions)
OSB – North America	$10 per Msf–7/16"	$64	(1)
OSB – Europe	€10 per 000 m3	11
(1)	Approximately $50 million or $0.61 per basic share based upon the last 12 months of production.

Liquidity

Norbord relies on long-term borrowings, access to revolving bank lines and an accounts receivable securitization program to fund its ongoing operations. The Company’s ability to refinance or renew such facilities is dependent upon its credit ratings and financial market conditions. Although Norbord has notes maturing in 2023 and 2027, bank lines that are committed to May 2021 and a securitization program that has an evergreen commitment subject to termination on 12 months’ notice, financing may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.

NORBORD 2019 ANNUAL REPORT 32

LIBOR, the London interbank offered rate, is widely used as a reference for setting the interest rate on loans globally. Interest rates under the Company’s revolving bank lines and certain cash investments are based, at the Company’s election, on either LIBOR or a base rate, plus a spread over the index elected. LIBOR will be discontinued by the end of 2021 and it is unclear if at that time LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. If the method for calculation of LIBOR changes, if LIBOR is no longer available or if lenders have increased costs due to changes in LIBOR, Norbord may incur increases in interest rates on borrowings. Further, Norbord may need to renegotiate its credit facilities and cash investments that utilize LIBOR as a reference rate in determining the interest rate to replace LIBOR with the new standard that is established.

Covenants

Norbord’s revolving bank lines contain customary restrictive covenants that limit the Company’s discretion with respect to certain business matters. In addition, the credit agreements contain quarterly financial covenants that require Norbord to maintain a minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. A failure to comply with the obligations in the credit agreements could result in a default, which if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the credit agreements were to be accelerated, there can be no assurance that Norbord’s assets would be sufficient to repay in full that indebtedness or other debt.

Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing and freight costs, availability of key production inputs, continued free access to markets, customer service, product quality and innovation, financial resources and currency exchange rates, as well as excess capacity amongst competitors. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed, making the use of Norbord’s products less attractive for certain applications.

Customer Dependence

Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. In 2019, Norbord had one customer whose purchases represented greater than 10% of total sales. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer, any significant customer order cancellations or bad debts could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord. In addition, credit risk may become concentrated with fewer customers and could impact Norbord’s ability to fully collect on receivables.

Cross Border Trade

Norbord’s future performance is dependent upon international trade and, in particular, cross border trade between Canada and the US and between the UK and European Union. Access to markets in the US, the European Union and other countries may be affected from time to time by various trade-related events. The Company’s financial condition and results of operations could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future.

Changes in Government Policy and Regulation

On June 23, 2016, the UK voted in favour of exiting the European Union, or “Brexit”. The results of the UK’s referendum and the initiation and implementation of the Brexit process (including the UK leaving the European Union effective January 31, 2020 and the commencement of the transition phase) have caused, and are anticipated to continue to cause, uncertainty, as well as volatility in the financial markets and economy generally, which may in turn have a material adverse effect on our business, financial condition and results of operations and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the Pound Sterling and Euro.

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.

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Fibre Resource

Fibre for Norbord’s OSB mills comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market purchases and private supply agreements. In Europe, wood fibre is purchased from government and private landowners.

When Norbord acquires timber, wood chips, fibre and other wood recycled materials on the open market, it is in competition with other uses of such resources, where prices and the availability of supply are influenced by factors beyond Norbord’s control. Fibre supply could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability, frequency and severity of these natural events. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity or other bio-based products.

In Canada, the Crown licences and agreements require the payment of stumpage fees for the timber harvested and compliance with specified operating, rehabilitation and silviculture management practices. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. The Company may not be able to renew or replace the Crown licences when they come due. Any changes to government regulations and policies governing forest management practices could adversely affect the Company’s access to, or increase the cost of, wood fibre.

Indigenous groups have claimed substantial portions of land in various Canadian provinces over which they claim Indigenous title, or in which they have a traditional interest, and for which they are seeking compensation from various levels of government. The results of these claims and related forest policy mechanisms may adversely affect the supply of wood fibre and the commercial terms of supply agreements with provincial governments.

Wood Certification

The majority of the Company’s European wood suppliers and Canadian Crown timberlands are subject to third-party certification to the Forest Stewardship Council (FSC) or the Sustainable Forestry Initiative (SFI) sustainable forest management standards. Demand for the Company’s products in Europe may be reduced if certification is not maintained. In addition, changes in sustainable forest management standards or Norbord’s determination to seek certification for conformance with alternate sustainable forest management standards may increase the cost of wood fibre.

Currency Exposures

Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.

Norbord’s foreign exchange exposure arises from the following sources:

•	net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;

•	net Canadian dollar-denominated monetary assets and liabilities; and

•	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.

Third-party Transportation Services

Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control and could affect the Company’s sales and profitability. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions or work stoppages, could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.

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Employee Retention and Labour Relations

Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, proximity to mill locations, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.

Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian mill employees are unionized – representing approximately 35% of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three- to five-year term, and the current contracts with Unifor representing members at the OSB mills in La Sarre, Quebec, Barwick, Ontario and Chambord, Quebec expire on June 30, 2021, July 31, 2022 and June 1, 2026, respectively. The contract with the Public and Private Workers of Canada representing members at the indefinitely curtailed OSB mill in 100 Mile House, British Columbia expires on June 30, 2023. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry. In addition, disputes with Norbord’s trade unions may lead to litigation, the result of which may adversely impact cash flow and profitability.

Environmental and Other Regulations

Norbord’s operations are subject to a range of general and industry-specific laws and regulations that apply to most of the Company’s business activities. This includes environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation, as well as workplace safety. Further, the Company is required to obtain approvals, permits and licences for the operation of its manufacturing facilities which impose conditions that must be complied with. Failure to comply with applicable laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs to comply with applicable laws and regulations. In addition, laws and regulations could become more stringent or subject to different interpretation in the future.

Climate Change

Norbord’s operations are subject to natural or man-made events such as forest fires, floods, hurricanes and other severe weather conditions, climate change, timber diseases and insect infestations, and other events that may be associated with or exacerbated by warmer climate conditions. Such events could adversely affect Norbord’s operations, including access to or availability of fibre and other raw materials, or the operations or demand of the Company’s suppliers and customers. In addition, government restrictions, standards or regulations intended to reduce greenhouse gas emissions or potential climate change impacts may increase the Company’s energy, transportation or raw material costs, which could adversely affect Norbord’s financial results.

International Sales

A portion of the Company’s sales are exported to customers in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of the Company’s products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies. Although the Company purchases credit insurance on all export sales, revenues could be negatively impacted by any customer losses.

Product Liability and Legal Proceedings

Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage, environmental matters, and labour and other claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.

Capital Intensity

The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced, or that operation of the Company’s manufacturing facilities could not otherwise be disrupted unexpectedly, for example by adverse weather, labour disputes, information technology disruptions, power outages, fire, explosion or other hazards including combustible wood dust. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

NORBORD 2019 ANNUAL REPORT 35

Norbord is required to review its long-lived assets for indicators that their carrying values will not be recovered. Indicators could include high raw material costs, changes in demand for the Company’s products, declines in product pricing, changes in technology, prolonged negative results or operational curtailments, and may result in non-cash impairment or accelerated depreciation charges in the future and therefore have a negative impact to earnings in the period when these charges are recorded.

Strategic Initiatives and Acquisitions

Norbord’s future success is in part dependent on the performance of strategic initiatives, which could include growth in certain segments or markets and acquisitions. There can be no assurance that Norbord will be able to successfully implement important strategic initiatives in accordance with the Company’s expectations, which may adversely affect the business and its financial results. Norbord evaluates potential acquisitions from time to time and has in the past grown through acquisitions. In the future, the Company may not be able to successfully identify potential acquisitions or efficiently and cost-effectively integrate the assets or business without disrupting existing operations.

Tax Exposures

In the normal course of business, Norbord takes various positions in the filing of its tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.

Potential Future Changes in Tax Laws, including Tax Rates

The Company’s structure is based on prevailing taxation law, regulations and practice in the local jurisdictions in which it operates. The Company is aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects its profits to additional taxation or otherwise has a material adverse effect on its profitability, results of operations, deferred tax assets and liabilities, financial condition or the trading price of its securities. Management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), and the interpretation of tax policy or legislation or practice that could have such an effect.

Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to coordinate and share information regarding companies and the taxes they pay. Changes in governmental taxation policies and practices could adversely affect Norbord or result in negative media coverage and, depending on the nature of such policies and practices, could have a greater impact on the Company than on other companies.

US Tax Reform Legislation

On December 22, 2017, US federal income tax reform legislation known as the Tax Cuts and Jobs Act was signed into law. Although the Company has recognized a net income tax recovery due to the reduction of the income tax rate, the long-term tax effect of the Tax Cuts and Jobs Act on Norbord, whether adverse or favourable, is uncertain, since enactment of tax reform proposals has occurred slowly over the past two years and may not become evident for some period of time.

Defined Benefit Pension Plan Funding

Although Norbord’s defined benefit pension plans are closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency or going concern deficit position and therefore Norbord is required to make cash funding contributions. If actual experience differs from these assumptions or any of these assumptions change such that the solvency or going concern deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.

Information Technology Infrastructure

In order to optimize performance, the Company regularly implements business process improvement initiatives and invests capital to upgrade its information technology infrastructure. These initiatives may involve risks to the operations and the Company may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.

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Cyber Security

Norbord relies on information technology to support the Company’s operations and to maintain business records. Some systems are internally managed and some are maintained by third-party service providers. Norbord and its service providers employ what the Company believes are adequate security measures. A security failure of that technology, security breaches of company, customer, employee and vendor information as well as a disruption of business resulting from a natural disaster, hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions or other disruptions could disrupt operations and have a material adverse effect on the business. Further, such disruptions could expose the Company to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, Norbord could face increased costs if any future claims exceed purchased insurance coverage.

ASSESSMENT OF AND CHANGES IN INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

In accordance with the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of Norbord is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 and management believes that the Company’s internal control over financial reporting is operating effectively. Management’s assessment was based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, is designed and operating effectively. In addition, there have been no changes in Norbord’s internal control over financial reporting during the quarter ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2019 by Norbord’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Norbord’s disclosure controls and procedures, as defined in NI 52-109, are effective.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include the impairment of assets charge, costs on early extinguishment of 2020 Notes and pre-operating costs related to phase 1 of the Inverness, Scotland expansion project. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding.

NORBORD 2019 ANNUAL REPORT 37

The following table reconciles Adjusted (loss) earnings to the most directly comparable IFRS measure:

(US $ millions)	2019	2018	2017
(Loss) earnings	$(42)	$371	$436
Add: Impairment of assets	10	80	—
Add: Loss on disposal of assets	3	2	12
Add: Stock-based compensation and related costs	3	4	3
Add: Pre-operating costs related to Inverness project	—	—	1
Less: Costs related to 100 Mile House indefinite curtailment	2	—	—
Add: Costs on early extinguishment of 2020 Notes	10	—	—
Add: Reported income tax (recovery) expense	(27)	100	81
Adjusted pre-tax (loss) earnings	(41)	557	533
Less: Income tax recovery (expense) at statutory rate(1)	11	(145)	(144)
Adjusted (loss) earnings	$(30)	$412	$389
(1)	Represents Canadian combined federal and provincial statutory rate (2019 & 2018 – 26%; 2017 – 27%).

Adjusted EBITDA is defined as (loss) earnings determined in accordance with IFRS before finance costs, income taxes, depreciation, amortization and other unusual or non-recurring items. Non-recurring items include the impairment of assets charge, costs on early extinguishment of 2020 Notes and pre-operating costs related to phase 1 of the Inverness expansion project. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2019	2018	2017
(Loss) earnings	$(42)	$371	$436
Add: Finance costs	45	37	32
Less: Interest income	(2)	(4)	—
Add: Costs on early extinguishment of 2020 Notes	10	—	—
Add: Depreciation and amortization	136	134	107
Add: Income tax (recovery) expense	(27)	100	81
EBITDA	120	638	656
Add: Impairment of assets	10	80	—
Add: Loss on disposal of assets	3	2	12
Add: Stock-based compensation and related costs	3	4	3
Add: Pre-operating costs related to Inverness project	—	—	1
Add: Costs related to 100 Mile House indefinite curtailment	2	—	—
Adjusted EBITDA	$138	$724	$672

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The following tables reconcile Adjusted EBITDA per geographic segment to the most directly comparable IFRS measure:

	2019
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$70	$64	$(14)	$120
Add: Impairment of assets	10	—	—	10
Add: Loss on disposal of assets	3	—	—	3
Add: Stock-based compensation and related costs	—	—	3	3
Add: Costs related to 100 Mile House indefinite curtailment	2	—	—	2
Adjusted EBITDA	$85	$64	$(11)	$138

	2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$570	$86	$(18)	$638
Add: Impairment of assets	80	—	—	80
Add: Loss on disposal of assets	2	—	—	2
Add: Stock-based compensation and related costs	—	—	4	4
Adjusted EBITDA	$652	$86	$(14)	$724

	2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$627	$39	$(10)	$656
Add: Loss on disposal of assets	11	1	—	12
Add: Stock-based compensation and related costs	—	—	3	3
Add: Pre-operating costs related to Inverness project	—	1	—	1
Adjusted EBITDA	$638	$41	$(7)	$672
(1)	EBITDA is defined as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on early extinguishment of 2020 Notes.

Adjusted EBITDA margin (%) is defined as Adjusted EBITDA as a percentage of sales. When compared with industry statistics and prior periods, Adjusted EBITDA margin can be a useful indicator of operating efficiency and a company’s ability to compete successfully with its peers. Norbord interprets Adjusted EBITDA margin trends as indicators of relative operating performance.

Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	2019	2018
Accounts receivable	$136	$149
Inventory	230	220
Prepaids	13	12
Accounts payable and accrued liabilities	(259)	(293)
Operating working capital	$120	$88

NORBORD 2019 ANNUAL REPORT 39

Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

(US $ millions)	2019	2018
Operating working capital	$120	$88
Cash and cash equivalents	20	128
Taxes receivable	63	—
Taxes payable	(1)	(28)
Total working capital	$202	$188

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	2019	2018
Property, plant and equipment	$1,427	$1,402
Intangible assets	21	20
Accounts receivable	136	149
Inventory	230	220
Prepaids	13	12
Accounts payable and accrued liabilities	(259)	(293)
Capital employed	$1,568	$1,510

ROCE (return on capital employed) is Adjusted EBITDA divided by average annual or quarterly capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the business cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is Adjusted (loss) earnings divided by average shareholders’ equity adjusted for the 2018 net impairment of assets charge and the accrued share purchases as at December 31, 2018. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

(US $ millions)	2019	2018
Shareholders’ equity	$704	$823
Add: Impairment of assets (net of tax)	59	59
Add: Common shares to be repurchased and cancelled	—	42
Shareholders’ equity for ROE	$763	$924

Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

NORBORD 2019 ANNUAL REPORT 40

Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including other liabilities classified as debt for financial covenant purposes, and letters of credit and guarantees outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	2019	2018
Long-term debt, principal value	$665	$555
Add: Other long-term debt	68	—
Less: Cash and cash equivalents	(20)	(128)
Net debt	713	427
Less: Other long-term debt	(68)	—
Add: Other liabilities classified as debt for financial covenant purposes	2	—
Add: Letters of credit and guarantees	8	8
Net debt for financial covenant purposes	$655	$435

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, tangible net worth excludes the 2018 net impairment of assets charge, all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	2019	2018
Shareholders’ equity	$704	$823
Add: 2018 impairment of assets (net of tax)	59	59
Add: Other comprehensive income movement(1)	60	74
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth	$999	$1,132
(1)	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

NORBORD 2019 ANNUAL REPORT 41

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “pro forma,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American and European OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the Margin Improvement Program (MIP); (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA–The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (6) availability of transportation services, including truck and rail services, and port facilities; (7) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (10) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (11) impact of any product liability claims in excess of insurance coverage; (12) risks inherent to a capital intensive industry; (13) impact of future outcomes of tax exposures; (14) potential future changes in tax laws, including tax rates; (15) effects of currency exposures and exchange rate fluctuations; (16) future operating costs; (17) availability of financing, bank lines and/or securitization programs; (18) impact of future cross border trade rulings or agreements; (19) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (20) ability to implement new or upgraded information technology infrastructure; (21) impact of information technology service disruptions or failures; and (22) changes in government policy and regulation.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

NORBORD 2019 ANNUAL REPORT 42

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements have been prepared by the Company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the Company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the Company. In addition, the Company maintains an internal audit function that conducts periodic audits of the Company’s operations.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, and where appropriate, reflect estimates based on management’s judgement. The financial information presented throughout the Management’s Discussion and Analysis is generally consistent with the information contained in the accompanying consolidated financial statements.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the Company, and who are independent of the Company’s significant shareholder. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER WIJNBERGEN	ROBIN LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada

February 4, 2020

NORBORD 2019 ANNUAL REPORT 43

KPMG LLP Vaughan Metropolitan Centre 100 New Park Place, Suite 1400 Vaughan ON L4J 0J3 Canada	Telephone Fax Internet	(905) 265-5900 (905) 265-6390 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Norbord Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Norbord Inc. (the Company) as of December 31, 2019 and December 31, 2018, the related consolidated statements of (loss) earnings, comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the financial performance and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 4, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of potential indicators of impairment related to production equipment within North America

As discussed in Note 2(h) to the consolidated financial statements, when circumstances indicate that a cash-generating unit (CGU) may be impaired or a previous impairment reversed, the Company compares the carrying amount of the CGU to its recoverable amount. At each reporting date, the Company analyzes both internal and external indicators of impairment loss or reversal (impairment indicator), such as housing start statistics, industry capacity for oriented strand board production, current operating results from each CGU and forecasted operating results for the coming year. Individually, or in combination, these could result in an impairment indicator being identified.

NORBORD 2019 ANNUAL REPORT 44

We identified the assessment of potential indicators of impairment related to production equipment within North America as a critical audit matter. Assessing the Company’s determination of whether relevant events or changes in circumstances, individually and in the aggregate, could indicate possible impairment of production equipment required a high degree of subjective auditor judgment. These included external factors such as movements in expectations of industry capacity for product and decreases in expected future housing starts, as well as Company specific factors such as historical and forecasted financial results. For certain CGUs, forecasted financial results are a significant element in the Company’s assessment of existence of impairment indicators, which also required a high degree of subjective auditor judgment in assessing the key assumptions included in the forecasted financial results. Key assumptions in the forecasted financial results for these CGUs relate to future sales volumes, oriented strand board pricing and operating margins.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s impairment indicator assessment process, including controls related to the consideration of internal and external factors used in the determination and forecasting of sales volumes, product pricing and operating margins for future periods. We inspected publicly available market data to assess external sources for indicators of impairment including negative changes in the oriented strand board market and expectations of future pricing. We evaluated the Company’s determination of potential indicators of impairment, by comparing actual financial performance relative to forecasted results and publicly available analyst reports. In addition, for certain CGUs, we compared the Company’s historical revenue, operating margin and sales volume expectations to actual results to assess the Company’s ability to accurately forecast.

Evaluation of the impairment of production equipment for the Cordele, Georgia mill

As discussed in Note 5 to the consolidated financial statements, the Company recorded an impairment of $10 million for certain property, plant and equipment at their Cordele, Georgia mill resulting from the indefinite curtailment of Line 1. The Company considered continued poor market conditions and lower-than-anticipated OSB demand in the year, which resulted in the curtailment of Cordele’s Line 1, to be an indicator of impairment for the Cordele mill. The Company tests production equipment for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the Cordele mill compared directly to the higher of its fair value less costs of disposal and its value in use. The value in use of the Cordele mill was determined based on future cash flow assumptions which reflect the Company’s long term plans for the mill. The determination of future cash flows involves significant judgment. The key assumptions used by the Company include the timing of forecasted revenues; future selling prices and margins; future sales volumes; and discount rate.

We identified the evaluation of the impairment of production equipment for the Cordele mill as a critical audit matter. This was due to the subjective auditor judgment required in evaluating the future cash flow assumptions used in the Company’s determination of value in use. Specifically, the future selling price assumption was challenging to evaluate as minor changes to this assumption had a significant effect on margins and future cash flows. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the Company’s key assumptions.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s property, plant and equipment impairment process, including controls related to the determination of the value in use of the cash generating unit, and the development of revenue timing, volume and pricing assumptions, margin assumptions and discount rate. We inspected publicly available market data to assess expectations of future pricing and performed trend analysis over historical pricing in the region. We then compared this market data and the trend analysis against future pricing included within the future projections. We performed sensitivity analyses over the pricing, margin, volumes, and discount rate assumptions to assess their impact on the Company’s determination of the recoverable amount. We compared the Company’s historical revenue forecasts to actual results to assess the Company’s ability to accurately forecast. In addition, we involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the discount rate used, by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

/s/ KPMG LLP

We have served as the Company’s auditor since 2007.

Chartered Professional Accountants, Licensed Public Accountants

Vaughan, Canada

February 4, 2020

NORBORD 2019 ANNUAL REPORT 45

Management’s Report on Internal Control over Financial Statements

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 and management believes that the Company’s internal control over financial reporting is operating effectively. Management’s assessment was based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, is designed and operating effectively.

Norbord’s internal control over financial reporting as of December 31, 2019 has been audited by KPMG LLP, the Independent Registered Public Accounting Firm, who also audited Norbord’s consolidated financial statements for the year ended December 31, 2019. As stated in the Report of Independent Registered Public Accounting Firm, KPMG LLP expressed an unqualified opinion on the effectiveness of Norbord’s internal control over financial reporting as of December 31, 2019.

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER WIJNBERGEN	ROBIN LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada

February 4, 2020

NORBORD 2019 ANNUAL REPORT 46

KPMG LLP Vaughan Metropolitan Centre 100 New Park Place, Suite 1400 Vaughan ON L4J 0J3 Canada	Telephone Fax Internet	(905) 265-5900 (905) 265-6390 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors

Norbord Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Norbord Inc.’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of (loss) earnings, comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated February 4, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report on Form 40-F under the section entitled “Certifications and Disclosures Regarding Controls and Procedures”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Vaughan, Canada

February 4, 2020

NORBORD 2019 ANNUAL REPORT 47

Consolidated Balance Sheets

(US $ millions)	Note	Dec 31, 2019	Dec 31, 2018
Assets
Current assets
Cash and cash equivalents		$20	$128
Accounts receivable	3	136	149
Taxes receivable		63	—
Inventory	4	230	220
Prepaids		13	12
		462	509
Non-current assets
Property, plant and equipment	5, 10, 22	1,427	1,402
Intangible assets	6	21	20
Deferred income tax assets	14	2	6
Other assets	7	9	5
		1,459	1,433
		$1,921	$1,942
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$259	$293
Accrued liability under ASPP	15	—	42
Taxes payable		1	28
		260	363
Non-current liabilities
Long-term debt	8	657	550
Other long-term debt	3	68	—
Other liabilities	9	40	34
Deferred income tax liabilities	14	192	172
		957	756
Shareholders’ equity		704	823
		$1,921	$1,942

(See accompanying notes)

Commitments and Contingencies (note 20)

Subsequent Events (notes 3, 15)

On behalf of the Board:

/s/ Peter Gordon	/s/ Peter Wijnbergen
PETER GORDON	PETER WIJNBERGEN
Chair	President and Chief Executive Officer

NORBORD 2019 ANNUAL REPORT 48

Consolidated Statement of (Loss) Earnings

Years ended December 31, (US $ millions, except per share information)	Note	2019	2018
Sales	22	$1,731	$2,424
Cost of sales		(1,582)	(1,686)
General and administrative expenses		(14)	(18)
Depreciation and amortization	22	(136)	(134)
Loss on disposal of assets, net		(3)	(2)
Impairment of assets	5	(10)	(80)
Costs related to 100 Mile House indefinite curtailment	5	(2)	—
Operating (loss) income		(16)	504
Non-operating (expense) income:
Finance costs	13	(45)	(37)
Interest income	13	2	4
Costs on early extinguishment of 2020 Notes	8	(10)	—
(Loss) earnings before income tax		(69)	471
Income tax recovery (expense)	14	27	(100)
(Loss) earnings		$(42)	$371
(Loss) earnings per common share	16
Basic		$(0.51)	$4.29
Diluted		(0.51)	4.27

(See accompanying notes)

Consolidated Statement of Comprehensive (Loss) Income

Years ended December 31, (US $ millions)	Note	2019	2018
(Loss) earnings		$(42)	$371
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain (loss) on foreign operations	14	14	(21)
Other comprehensive income (loss), net of tax		14	(21)
Comprehensive (loss) income		$(28)	$350

(See accompanying notes)

NORBORD 2019 ANNUAL REPORT 49

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, (US $ millions)	Note	2019	2018
Share capital	15
Balance, beginning of year		$1,280	$1,350
Issue of common shares upon exercise of options and DRIP		1	11
Common shares repurchased and cancelled		(27)	(57)
Common shares repurchased and cancelled under ASPP		24	(24)
Balance, end of year		$1,278	$1,280
Merger reserve	15	$(96)	$(96)
Contributed surplus	15
Balance, beginning of year		$4	$8
Stock-based compensation		1	1
Stock options exercised		(1)	(1)
Common shares repurchased and cancelled		—	(4)
Balance, end of year		$4	$4
Retained deficit
Balance, beginning of year		$(168)	$(67)
(Loss) earnings		(42)	371
Common share dividends		(86)	(417)
Common shares repurchased and cancelled	15	(21)	(37)
Common shares repurchased and cancelled under ASPP	15	18	(18)
Balance, end of year(i)		$(299)	$(168)
Accumulated other comprehensive loss	15
Balance, beginning of year		$(197)	$(176)
Other comprehensive income (loss), net of tax		14	(21)
Balance, end of year		$(183)	$(197)
Shareholders’ equity		$704	$823

(See accompanying notes)

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	15	$(263)	$(263)
All other retained (deficit) earnings		(36)	95
		$(299)	$(168)

NORBORD 2019 ANNUAL REPORT 50

Consolidated Statements of Cash Flows

Years ended December 31, (US $ millions)	Note	2019	2018
CASH PROVIDED BY (USED FOR):
Operating activities
(Loss) earnings		$(42)	$371
Items not affecting cash:
Depreciation and amortization	22	136	134
Deferred income tax	14	20	19
Impairment of assets	5	10	80
Costs on early extinguishment of 2020 Notes	8	10	—
Costs related to 100 Mile House indefinite curtailment	5	1	—
Loss on disposal of assets, net		3	2
Other items	17	16	(5)
		154	601
Net change in non-cash operating working capital balances	17	(47)	52
Net change in taxes receivable and taxes payable		(88)	(45)
		19	608
Investing activities
Investment in property, plant and equipment		(146)	(210)
Investment in intangible assets		(4)	(1)
		(150)	(211)
Financing activities
Issuance of debt	8	350	—
Repayment of debt	8	(240)	—
Premium on early extinguishment of 2020 Notes	8	(9)	—
Debt issuance costs	8	(6)	—
Accounts receivable securitization drawings, net	3	68	—
Repayment of lease obligations	10	(10)	—
Common share dividends paid		(86)	(411)
Repurchase of common shares	15	(48)	(98)
Issue of common shares	15	1	4
		20	(505)
Foreign exchange revaluation on cash and cash equivalents held		3	(5)
Cash and cash equivalents
Decrease during year		(108)	(113)
Balance, beginning of year		128	241
Balance, end of year		$20	$128

(See accompanying notes, including note 17 for supplemental cash flow information)

NORBORD 2019 ANNUAL REPORT 51

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these consolidated financial statement notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of holding a significant equity interest in the Company.

At year-end, Brookfield’s interest was approximately 43% of the outstanding common shares of the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 17 mills in the United States (US), Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). These financial statements were authorized for issuance by the Board of Directors of the Company on February 4, 2020.

(b)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

(c)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value (as described in note 19) and certain long-lived assets measured at fair value for impairment assessments (as described in note 5).

(d)	Functional and Presentation Currency

The US dollar is the presentation currency of the Company. Each of the Company’s subsidiaries determines its functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of North American operations is the US dollar and the functional currency of European operations is the Pound Sterling.

(e)	Foreign Currency Translation

Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in other comprehensive income (OCI). Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments, if any, in these operations are reported in the same manner.

Foreign currency-denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as general and administrative expenses, with the exception of gains and losses on translation of foreign currency-denominated deferred tax assets and liabilities and investment tax credit receivable, if any. Gains and losses on these items are included in earnings and reported as income tax expense. Gains or losses on transactions that economically hedge these items are also included in earnings. Foreign currency-denominated revenue and expenses are translated at average rates during the period. Foreign currency-denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Foreign exchange gains or losses arising from intercompany loans to foreign operations, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance are considered to form part of the net investment in the foreign operation, are recognized in OCI.

NORBORD 2019 ANNUAL REPORT 52

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, as well as investment-grade money market securities and bank term deposits with maturities of 90 days or less from the date of purchase. Cash and cash equivalents are recorded at fair value.

(g)	Inventories

Inventories of finished goods, raw materials and operating and maintenance supplies are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour and an allocation of overhead.

(h)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated depreciation. Borrowing costs are included as part of the cost of a qualifying asset. Property and plant includes land and buildings. Buildings are depreciated on a straight-line basis over 20 to 40 years. Production equipment is depreciated using the units-of-production method. This method amortizes the cost of equipment over the estimated units to be produced during its estimated useful life, which ranges from 2 to 25 years. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over their useful lives. These periods are assessed at least annually to ensure that they continue to approximate the useful lives of the related assets.

Property, plant and equipment is tested for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the asset or group of assets compared directly to the higher of fair value less costs of disposal and value in use. Fair value is measured at the sale price of the asset or group of assets in an arm’s length transaction. Value in use is based on the cash flows of the asset or group of assets, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The projection of future cash flows takes into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss exists, it is recorded against earnings. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of its recoverable amount and the carrying value that would have remained had no impairment loss been recognized previously. IFRS requires such reversals to be recognized in earnings if certain criteria are met.

(i)	Intangible Assets

Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized in accordance with the substance of the agreements (either on a straight-line basis or based on the volume of timber harvested). Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount is less than the recoverable amount, the intangible assets would be reviewed for impairment as described in note 2(h) above.

(j)	Leases

At inception of a contract, Norbord assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, Norbord will recognize a right-of-use (ROU) asset and a lease obligation at commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability less adjustments. ROU assets are recorded at cost less accumulated depreciation, and are depreciated on a straight-line basis over the shorter of the estimated useful life of the ROU asset or the lease term, and are adjusted for certain remeasurements of the lease liability. When events or changes in circumstances are identified which may indicate that their carrying amount is less than their recoverable amount, ROU assets would be reviewed for impairment as described in note 2(h) above.

Lease liabilities are initially measured at the net present value of lease payments outstanding at lease commencement, discounted using the interest rate implicit in the lease or, if not readily determinable, Norbord’s estimated incremental borrowing rate commensurate with the lease term. Subsequently, lease liabilities are measured at amortized cost using the effective interest method and remeasured to reflect any reassessment of options or lease modifications, or to reflect changes in lease payments, with a corresponding adjustment to the ROU asset or statement of earnings if the ROU asset has been reduced to zero. Judgement has been applied in determining the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options. The impact on the lease term resulting from this assessment could impact the amount of lease liabilities and ROU assets recognized.

NORBORD 2019 ANNUAL REPORT 53

Norbord has elected not to recognize ROU assets and lease liabilities for leases with terms of less than 12 months and leases of low-value assets. Lease payments associated with these leases are recognized in earnings as an expense on a straight-line basis over the lease term.

(k)	Employee Future Benefits

Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord’s defined benefit pension plans are generally based on an employee’s length of service and final five years’ salary. The plans do not provide for indexation of benefit payments.

The measurement date for all defined benefit pension plans is December 31. The obligations associated with Norbord’s defined benefit pension plans are actuarially valued using the projected unit credit method, management’s best estimate assumptions for salary escalation, inflation and life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability and any plans with assets in excess of obligations are recorded as an asset. All actuarial gains or losses are recognized immediately through OCI.

(l)	Financial Instruments

The Company periodically utilizes derivative financial instruments solely to manage its foreign currency, interest rate and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed to ensure that the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investments or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative, or in other liabilities if there is an unrealized loss on the derivative.

The fair values of the Company’s derivative financial instruments, if any, are determined by using observable market inputs for similar assets and liabilities. These fair values reflect the estimated amount that the Company would have paid or received if required to settle all outstanding contracts at period-end. The fair value measurements of the Company’s derivative financial instruments are classified as Level 2 of a three-level hierarchy, as fair value of these derivative instruments has been determined based on observable market inputs. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. However, the Company’s Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.

The carrying value of the Company’s non-derivative financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

(m)	Debt Issue Costs

The Company accounts for transaction costs that are directly attributable to the issuance of long-term debt by deducting such costs from the carrying amount of the long-term debt. The capitalized transaction costs are amortized to interest expense over the term of the related long-term debt using the effective interest rate method.

NORBORD 2019 ANNUAL REPORT 54

(n)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes and provides for temporary differences between the tax basis and carrying amounts of assets and liabilities. Accordingly, deferred tax assets and liabilities are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. In addition, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the year of enactment or substantive enactment. Current and deferred income taxes relating to items recognized directly in other comprehensive income are also recognized directly in other comprehensive income. The Company assesses recoverability of deferred tax assets based on the Company’s estimates and assumptions. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. Previously unrecognized tax assets are recognized to the extent that it has become probable that future taxable profit will support their realization, or derecognized to the extent it is no longer probable that the tax assets will be recovered.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from the functional currency. Translation gains or losses arising on the remeasurement of these items at current exchange rates versus historic exchange rates give rise to a temporary difference for which a deferred tax asset or liability and deferred tax (recovery) expense is recorded.

(o)	Share-based Payments

The Company issues both equity-settled and cash-settled share-based awards to certain employees, officers and Directors. Both types of awards are accounted for using the fair value method.

Equity-settled share-based awards are issued in the form of stock options that vest evenly over a five-year period. The fair value of the awards on the grant date is determined using a fair value model (Black-Scholes option pricing model). Each tranche of the award is considered to be a separate grant based on its respective vesting period. The fair value of each tranche is determined separately on the date of grant and recognized as compensation expense, net of forfeiture estimate, over the term of its respective vesting period, with a corresponding increase to contributed surplus. Upon exercise of the award, the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received.

Cash-settled share-based awards are issued in the form of restricted stock units (RSUs) and deferred stock units (DSUs). The fair value of the liability for RSUs is determined using the Black-Scholes option pricing model. The liabilities for the DSUs are fair valued using the closing price of the Company’s common shares on the grant date. DSUs are initially measured at fair value at the grant date, and subsequently remeasured to fair value at each reporting date until settlement. The liability related to cash-settled awards is recorded in other liabilities.

(p)	Revenue Recognition

Revenue is recognized when control of the goods has transferred to the purchaser and collectibility is reasonably assured. This is generally when goods are shipped, which is also when the performance obligations have been fulfilled under either the terms of the related sales contract or standard industry terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. Revenues are recorded net of discounts and incentives but inclusive of freight. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

(q)	Government Grants

Government grants relating to the acquisition of property, plant and equipment are recorded as a reduction of the cost of the asset to which it relates, with any depreciation calculated on the net amount over the related asset’s useful life. Government grants relating to income or for the reimbursement of costs are recognized in earnings in the period they become receivable and deducted against the costs for which the grants were intended to compensate.

(r)	Impairment of Non-Derivative Financial Assets

The credit risk of financial assets not classified at fair value through profit or loss is assessed at each reporting date. When the credit risk of a financial asset has increased, a provision for expected credit losses will be recorded and recognized in earnings.

NORBORD 2019 ANNUAL REPORT 55

(s)	Measurements of Fair Value

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The Company has an established framework with respect to the measurement of fair values. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from these sources to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy at which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation technique, as follows:

Level 1	–	unadjusted quoted prices available in active markets for identical assets or liabilities;
Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	–	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(t)	Critical Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make critical judgements, estimates and assumptions that affect: the reported amounts of assets, liabilities, revenues and expenses; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. Such differences in estimates are recognized when realized on a prospective basis.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

A.	Judgements

Management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine their functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. These judgements are subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s earnings or cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions. To the extent that a recognition or derecognition of a deferred tax asset or liability is required, current period earnings or OCI will be affected.

B.	Estimates

Significant assumptions and estimates used in determining the recorded amounts for assets, liabilities, revenues and expenses in the consolidated financial statements for the year ended December 31, 2019 are:

(i)	Inventory

The Company estimates the net realizable value of its finished goods and raw materials inventory using estimates regarding future selling prices. The net realizable value of operating and maintenance supplies inventory uses estimates regarding replacement costs.

NORBORD 2019 ANNUAL REPORT 56

(ii)	Property, Plant and Equipment and Intangible Assets

When indicators of impairment are present and the recoverable amount of property, plant and equipment and intangible assets need to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; future raw materials availability; maintenance and other capital expenditures; discount rates; tax rates and undepreciated capital cost of assets for tax purposes; useful lives; and residual values.

(iii)	Leases

The Company estimates the initial amount of ROU assets and lease obligations to recognize using estimates regarding the Company’s incremental borrowing rate, the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options.

(iv)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(v)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences and carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

(u)	Changes in Accounting Policies

(i)	Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 became effective for Norbord on January 1, 2019 and has been applied using the modified retrospective approach under which the cumulative effect of initial application was recognized in retained earnings as at January 1, 2019. As a result, comparative information has not been restated and is reported under IAS 17, Leases (IAS 17).

Upon transition to IFRS 16, Norbord recognized $24 million of lease liabilities and corresponding ROU assets. Norbord elected the practical expedient to apply IFRS 16 only to contracts previously identified as leases under IAS 17. The lease liabilities for leases previously identified as operating leases under IAS 17 were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019, and have been included in accounts payable and accrued liabilities (current portion) and other liabilities (non-current portion). The weighted average incremental borrowing rate applied to these lease liabilities on January 1, 2019 was 4.6%. There were no material differences from the operating lease commitments disclosed in Norbord’s 2018 audited annual financial statements. ROU assets related to these leases were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, and have been included in property, plant and equipment (note 5).

The carrying amounts of $3 million as at January 1, 2019 of the ROU assets and lease liabilities for leases previously classified as finance leases under IAS 17 have been determined to be the carrying amounts of the lease assets and lease liabilities measured under IAS 17 immediately before that date.

NORBORD 2019 ANNUAL REPORT 57

The following practical expedients were also applied upon transition to IFRS 16:

•	excluded initial direct costs from the measurement of ROU assets at the date of initial application;

•	used hindsight when determining the lease term where the contract contains options to extend or terminate the lease; and

•	used a single discount rate on a portfolio of leases with similar characteristics.

The application of the above practical expedients did not result in any impact to retained earnings. The accounting policy has been updated accordingly (note 2(j)).

(ii)	Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation became effective for Norbord on January 1, 2019 and did not have any impact on its consolidated financial statements.

(iii)	Financial Instruments

In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. The amendments became effective for Norbord on January 1, 2019 and did not have any impact on its consolidated financial statements.

(iv)	Employee Benefits

In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. These amendments became effective for Norbord on January 1, 2019 and did not have a significant impact on its consolidated financial statements.

(v)	Future Changes in Accounting Policies

(i)	Financial Instruments

In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments are effective for the annual period beginning on January 1, 2020 and provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. Norbord has assessed its financial instruments and does not expect these amendments to have an impact on its consolidated financial statements upon adoption.

NOTE 3. ACCOUNTS RECEIVABLE

The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At year-end, the Company had transferred but continued to recognize $110 million (December 31, 2018 – $123 million) in trade accounts receivable, and the Company recorded drawings of $68 million as other long-term debt (December 31, 2018 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company is able to draw under the program at any point in time depends on the level of accounts receivable transferred and timing of cash settlements, concentration limits and enhancement ratios. At period-end, the Company’s maximum available drawings under the program were $83 million. The amount the Company chooses to draw under the program will fluctuate with the Company’s cash requirements at that point in time. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 18). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. For the year, the utilization charges on drawings ranged from 1.6% to 4.1% (2018 – no utilization charges).

NORBORD 2019 ANNUAL REPORT 58

The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at February 4, 2020, Norbord’s ratings were BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Raw materials	$62	$72
Finished goods	81	69
Operating and maintenance supplies	87	79
	$230	$220

At year-end, the provision to reflect inventories at the lower of cost and net realizable value was $18 million (December 31, 2018 – $20 million).

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Cost
December 31, 2017	$12	$343	$1,549	$98	$2,002
Additions(1)	—	—	—	204	204
Disposals	—	—	(19)	—	(19)
Impairment	—	(25)	(55)	—	(80)
Transfers	—	36	178	(212)	2
Effect of foreign exchange	—	(4)	(20)	5	(19)
December 31, 2018	12	350	1,633	95	2,090
Initial adoption of IFRS 16 (note 10)	3	4	17	—	24
Additions(1)	—	—	3	138	141
Disposals	—	—	(13)	—	(13)
Impairment	—	—	(10)	—	(10)
Transfers	—	4	98	(103)	(1)
Effect of foreign exchange	—	2	3	2	7
December 31, 2019	$15	$360	$1,731	$132	$2,238
Accumulated depreciation
December 31, 2017	$—	$118	$463	$—	$581
Depreciation	—	19	112	—	131
Disposals	—	—	(19)	—	(19)
Effect of foreign exchange	—	(1)	(4)	—	(5)
December 31, 2018	—	136	552	—	688
Depreciation	—	19	114	—	133
Disposals	—	—	(11)	—	(11)
Effect of foreign exchange	—	—	1	—	1
December 31, 2019	$—	$155	$656	$—	$811
Net
December 31, 2018	$12	$214	$1,081	$95	$1,402
December 31, 2019	15	205	1,075	132	1,427
(1)	Net of government grants of less than $1 million (2018 – less than $1 million) received related to the Chambord project.

NORBORD 2019 ANNUAL REPORT 59

In the fourth quarter of 2019, the Company indefinitely curtailed Line 1 of its two-line Cordele, Georgia OSB mill due to continued poor market conditions and lower than anticipated OSB demand to-date, particularly in the South East region of the United States. As a result, an impairment loss of $10 million was recorded against the carrying values of certain of the mill’s Line 1 production equipment in the third quarter of 2019. No additional impairment is required for the mill’s remaining assets as the recoverable amount of these assets (determined based on value in use using a discounted future cash flow projection at a consolidated after-tax notional rate of 8.3%) is greater than their carrying values.

In the fourth quarter of 2018, an impairment loss of $80 million was recorded with respect to the Company’s mill in 100 Mile House, British Columbia reflecting the reduction in the annual allowable cut and the longer-term trend of high wood costs in the region. In the third quarter of 2019, the Company indefinitely curtailed its 100 Mile House mill as a result of continued wood supply shortage and high wood prices. An additional $2 million charge was recognized during 2019 to provide for severance and related costs, of which $1 million has been paid.

In 2019, interest costs of $2 million (2018 – $nil) were capitalized and included in the cost of qualifying assets within additions.

NOTE 6. INTANGIBLE ASSETS

(US $ millions)	Cost	Accumulated Amortization	Net Book Value
December 31, 2017	$44	$(20)	$24
Additions	1	(3)	(2)
Effect of foreign exchange	(2)	—	(2)
December 31, 2018	43	(23)	20
Additions	3	(3)	—
Disposals	(2)	2	—
Transfers	1	—	1
December 31, 2019	$45	$(24)	$21

NOTE 7. OTHER ASSETS

(US $ millions)	Note	Dec 31, 2019	Dec 31, 2018
Defined benefit pension asset	11	$4	$4
Investment tax credit receivable		4	—
Other		1	1
		$9	$5

NOTE 8. LONG-TERM DEBT

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Principal value
5.375% senior secured notes due December 2020	$—	$240
6.25% senior secured notes due April 2023	315	315
5.75% senior secured notes due July 2027	350	—
	665	555
Less: Unamortized debt issue costs	(8)	(5)
	$657	$550

Maturities of long-term debt are as follows:

(US $ millions)	2020	2021	2022	2023	2024	Thereafter	Total
Maturities of long-term debt	$—	$—	$—	$315	$—	$350	$665

As at December 31, 2019, the weighted average effective interest rate on the Company’s debt-related obligations including other long-term debt was 5.7% (2018 – 5.9%).

NORBORD 2019 ANNUAL REPORT 60

Senior Secured Notes Due 2020

The Company’s senior secured notes due in December 2020 bore a fixed interest rate of 5.375%. On July 17, 2019, the Company redeemed these notes prior to maturity. A premium of $9 million was paid on the early redemption. In addition, a $1 million non-cash charge related to net unamortized debt issue costs was recognized.

Senior Secured Notes Due 2023

The Company’s senior secured notes due in April 2023 bear a fixed interest rate of 6.25%. The notes rank pari passu with the Company’s existing senior secured notes due in 2027 and committed revolving bank lines.

Senior Secured Notes Due 2027

On June 24, 2019, the Company completed the issuance of $350 million in senior secured notes due July 2027 with an interest rate of 5.75%. Debt issue costs of $6 million were incurred in connection with the issuance. The proceeds were used to redeem the 2020 notes prior to maturity. The notes rank pari passu with the Company’s existing senior secured notes due in 2023 and committed revolving bank lines.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the total aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2023 and 2027 senior secured notes.

At year-end, none (2018 – none) of the revolving bank lines were drawn as cash, $8 million (2018 – $8 million) was utilized for letters of credit and guarantees and $237 million (2018 – $237 million) was available to support short-term liquidity requirements.

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis (note 18), of 65%. The Company was in compliance with the financial covenants at year-end.

Debt Issue Costs

Finance expense related to amortization of debt issue costs for 2019 was $2 million (2018 – $2 million).

NOTE 9. OTHER LIABILITIES

(US $ millions)	Note	Dec 31, 2019	Dec 31, 2018
Defined benefit pension obligations	11	$16	$20
Accrued employee benefits	15	6	6
Lease obligations		12	2
Reforestation obligations		4	2
Unrealized monetary hedge loss	19	1	3
Other		1	1
		$40	$34

NOTE 10. LEASES

Information about Norbord’s ROU assets included in property, plant and equipment is as follows:

(US $ millions)	Land	Buildings	Production Equipment	Total
January 1, 2019	$3	$4	$17	$24
Additions	—	—	3	3
Depreciation	—	(1)	(8)	(9)
December 31, 2019	$3	$3	$12	$18

NORBORD 2019 ANNUAL REPORT 61

For the year, $3 million of payments related to short-term leases was included in cost of sales. For the year, finance costs included $1 million related to lease liabilities. For the year, total cash outflows related to all leases were $14 million.

Leases of certain production equipment contain residual value guarantees of the ROU assets at the end of the contract term. At period-end, the expected amount payable under these residual value guarantees was less than $1 million.

NOTE 11. EMPLOYEE BENEFIT PLANS

Pension Plans

Norbord has a number of pension plans in which participation is available to substantially all employees. Norbord’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. All of Norbord’s pension plans are up-to-date on their actuarial valuations in accordance with regulatory requirements.

Information about Norbord’s defined benefit pension obligations and assets is as follows:

(US $ millions)	2019	2018
Change in accrued benefit obligations during the year
Accrued benefit obligations, beginning of year	$144	$167
Current service cost	2	3
Gain on curtailment	(1)	—
Interest on accrued benefit obligations	6	6
Benefits paid	(13)	(11)
Net actuarial (gain) loss arising from changes to:
Demographic assumptions	(1)	(1)
Financial assumptions	14	(6)
Foreign currency exchange rate impact	7	(14)
Accrued benefit obligations, end of year(1)	$158	$144
Change in plan assets during the year
Plan assets, beginning of year	$128	$149
Interest income	5	5
Remeasurement (losses) gains:
Return on plan assets (excluding interest income)	14	(9)
Employer contributions	6	6
Benefits paid	(13)	(11)
Foreign currency exchange rate impact	6	(12)
Plan assets, end of year(1)	$146	$128
Funded status
Accrued benefit obligations	$158	$144
Plan assets	(146)	(128)
Accrued benefit obligations in excess of plan assets(1)	$12	$16
(1)	All plans have accrued benefit obligations in excess of plan assets with the exception of the UK plan, which has been presented as other assets.

The components of benefit expense recognized in the statement of earnings are as follows:

(US $ millions)	2019	2018
Current service cost	$2	$3
Interest cost	1	1
Gain on curtailment	(1)	—
Net pension expense	$2	$4

NORBORD 2019 ANNUAL REPORT 62

The significant weighted average actuarial assumptions are as follows:

	2019	2018
Used in calculation of accrued benefit obligations, end of year
Discount rate	3.0%	3.7%
Rate of compensation increase	2.3%	2.6%
Used in calculation of net periodic pension expense for the year
Discount rate	3.7%	3.2%
Rate of compensation increase	2.3%	2.6%

The impact of a change to the significant actuarial assumptions on the accrued benefit obligations as at December 31, 2019 is as follows:

(US $ millions)	Increase	Decrease
Discount rate (0.5% change)	$(11)	$13
Compensation rate (1.0% change)	3	(3)
Future life expectancy (1 year movement)	4	(4)
Retirement age (1 year movement)	(2)	1

The weighted average asset allocation of Norbord’s defined benefit pension plan assets is as follows:

	Dec 31, 2019	Dec 31, 2018
Asset category
Fixed income investments	58%	54%
Equity investments	41%	45%
Cash	1%	1%
Total assets	100%	100%

Cost of sales and general and administrative expenses include $14 million (2018 – $13 million) related to contributions to Norbord’s defined contribution pension plans.

NOTE 12. EMPLOYEE COMPENSATION AND BENEFITS

Included in cost of sales and general and administrative expenses are the following:

(US $ millions)	2019	2018
Short-term employee compensation and benefits	$185	$225
Long-term employee compensation and benefits	35	33
Share-based compensation	4	4
	$224	$262

NOTE 13. FINANCE COSTS AND INTEREST INCOME

The components of finance costs were as follows:

(US $ millions)	Note	2019	2018
Interest on long-term debt(1)		$35	$33
Interest on other long-term debt	3	2	—
Amortization of debt issue costs	8	2	2
Revolving bank lines fees and other		4	1
		43	36
Net interest expense on net pension obligations	11	1	1
Interest expense on lease obligations	10	1	—
Total finance costs		$45	$37
(1)	Net of capitalized interest of $2 million for 2019 (2018 – $nil) (note 5).

Interest income consists of income earned on cash and cash equivalents.

NORBORD 2019 ANNUAL REPORT 63

NOTE 14. INCOME TAX

Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts used for income tax purposes.

The sources of deferred income tax balances are as follows:

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Property, plant and equipment, differences in basis	$(209)	$(187)
Benefit of tax loss carryforwards	7	12
Other temporary differences in basis	12	9
Net deferred income tax liabilities	$(190)	$(166)

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Deferred income tax assets	$2	$6
Deferred income tax liabilities	(192)	(172)
Net deferred income tax liabilities	$(190)	$(166)

As at December 31, 2019, the Company had the following tax losses available for carry forward:

	Amount (millions)	Latest Expiry Year
Tax loss carryforwards
United States – State tax loss	US$307	2039
Canada – capital loss	C$189	Indefinite
Canada – non-capital loss	C$15	2037
Belgium – trading loss	€30	Indefinite

The loss carryforwards may be utilized before expiry to eliminate cash taxes otherwise payable. Certain benefits relating to the above losses have been included in deferred income tax assets in the consolidated financial statements. At each balance sheet date, the Company reviews its deferred income tax assets and recognizes amounts that, in the judgement of management, are probable to be utilized. During the year, the Company derecognized $5 million in net deferred tax assets (2018 – $4 million recognized net deferred tax assets) relating to tax losses and temporary differences. The Company also recognized $1 million net deferred tax liabilities (2018 – $nil) related to items which were recorded in OCI. Of the total tax losses noted, the Company has not recognized €23 million (2018 – €19 million) loss carryforwards in Belgium and C $159 million (2018 – C $126 million) capital loss carryforwards in Canada.

In addition, the Company has not recognized the following tax attributes as at December 31, 2019:

(US $ millions)
United States – State tax loss (2021–2039)	$252
United States – State tax credits (2020–2026)	59

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2019 is $872 million (December 31, 2018 – $843 million).

Income tax recovery (expense) recognized in the statement of earnings comprises the following:

(US $ millions)	2019	2018
Current income tax recovery (expense)	$47	$(81)
Deferred income tax expense	(20)	(19)
Income tax recovery (expense)	$27	$(100)

NORBORD 2019 ANNUAL REPORT 64

The income tax recovery (expense) is calculated as follows:

(US $ millions)	2019	2018
(Loss) earnings before income tax	$(69)	$471
Income tax recovery (expense) at combined Canadian federal and provincial statutory rate of 26% (2018 – 26%)	18	(122)
Effect of:
Rate differences on foreign activities	10	14
(Derecognition) recognition of the benefit of tax losses and other deferred tax assets	(5)	4
Remeasurement of deferred tax liabilities, net	4	3
Other	—	1
Income tax recovery (expense)	$27	$(100)

Income tax recovery recognized in the statement of comprehensive income comprises the following:

(US $ millions)	2019	2018
Foreign currency translation gain (loss) on foreign operations	$13	$(21)
Tax	1	—
Net of tax	$14	$(21)

NOTE 15. SHAREHOLDERS’ EQUITY

Share Capital

	2019		2018
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of year	81.7	$1,280	86.4	$1,350
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan(1)	—	1	0.5	11
Shares repurchased and cancelled in the year	(0.2)	(3)	(3.6)	(57)
Reverse accrual for shares repurchased and/or cancelled in 2019	1.6	24	—	—
Shares repurchased in 2018 and cancelled in 2019	(0.2)	(2)	(0.2)	(2)
Shares repurchased and cancelled under ASPP in 2019	(1.4)	(22)	(1.4)	(22)
Common shares outstanding, end of year	81.5	$1,278	81.7	$1,280
(1)	In 2019, less than 0.1 million common shares were issued as a result of options exercised.

As at December 31, 2019, the authorized capital stock of the Company is as follows: an unlimited number of Class A and Class B preferred shares, an unlimited number of non-voting participating shares and an unlimited number of common shares.

Normal Course Issuer Bid (NCIB)

In October 2019, the Company renewed its NCIB in accordance with Toronto Stock Exchange (TSX) rules. Under the NCIB, the Company may purchase up to 4,083,429 of its common shares, representing 5% of Norbord’s public float of 81,668,583 as of October 22, 2019, pursuant to TSX rules. Daily purchases of common shares may not exceed 72,970 subject to the Company’s ability to make “block” purchases under the rules of the TSX.

During the year, the Company repurchased and cancelled 0.2 million common shares under the current NCIB program for a total cost of $5 million. Of the total cost, $3 million represents a reduction in share capital and $2 million was charged to retained earnings.

In December 2019, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period. Subsequent to year-end, an additional 0.1 million shares were repurchased for a total cost of $2 million.

NORBORD 2019 ANNUAL REPORT 65

Under its prior NCIB that commenced on November 5, 2018 and expired on November 4, 2019, the Company previously sought and received approval from the TSX to purchase up to 5,191,965 of its common shares, representing 10% of Norbord’s public float of 51,919,654 as of October 22, 2018, pursuant to TSX rules. Daily purchases of common shares may not exceed 79,704 subject to the Company’s ability to make “block” purchases under the rules of the TSX. The Company had exhausted its prior NCIB limit.

In 2018, the Company repurchased and cancelled 3.6 million common shares under its prior NCIB program for a total cost of $98 million. Of the total cost, $57 million represented a reduction in share capital, $37 million was charged to retained earnings and $4 million was charged to contributed surplus.

In December 2018, the Company entered into an ASPP in order to facilitate the repurchase of its common shares under its prior NCIB during the regularly scheduled quarterly trading blackout period. As at December 31, 2018, 0.2 million shares had been purchased but not yet cancelled and $4 million related to these shares was included in accrued liabilities. In addition, an obligation for the future repurchase of shares under the ASPP of $38 million had been recognized in accrued liabilities as at December 31, 2018. During the first quarter of 2019, the Company repurchased and cancelled an additional 1.4 million shares under the ASPP for a total cost of $39 million. Of the total cost, $22 million represented a reduction in share capital and the remaining $17 million was charged to retained earnings. During the first quarter of 2019, 0.2 million shares purchased and accrued for in 2018 were also cancelled. Total cost relating to these shares was $4 million, of which $2 million represented a reduction in share capital and the remaining $2 million was charged to retained earnings.

Purchases were made on the open market by the Company through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that the Company paid for any such common shares was the market price of such shares at the time of acquisition. Common shares purchased under the NCIB were cancelled.

Dividend Reinvestment Plan (DRIP)

During the year, no common shares were issued from treasury for reinvestment of dividends (2018 – 0.1 million shares issued from treasury).

Merger Reserve

On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The Company elected not to account for this transaction as a business combination under IFRS 3, Business Combinations, as the transaction represented a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance and the book value of Ainsworth’s net assets exchanged.

Contributed Surplus

Contributed surplus comprises amounts related to compensation expense on stock options issued under the Company’s stock option plan.

Share-based Payments

Stock Options

	2019		2018
	Options (millions)	Weighted Average Exercise Price (C $)	Options (millions)	Weighted Average Exercise Price (C $)
Balance, beginning of year	1.6	$31.02	1.4	$27.23
Options granted	0.2	37.80	0.5	40.33
Options exercised(1)	—	19.38	(0.3)	19.83
Options forfeited	(0.1)	35.64	—	—
Balance, end of year	1.7	$32.09	1.6	$31.02
Exercisable at year-end	0.9	$27.10	0.6	$23.84
(1)	In 2019, less than 0.1 million common shares were issued as a result of options exercised.

NORBORD 2019 ANNUAL REPORT 66

Under the Company’s stock option plan, the Board of Directors may issue stock options to certain employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. During the year, 0.2 million stock options were granted (2018 – 0.5 million stock options) and a stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2018 – $1 million).

The table below outlines the significant assumptions used during the year to estimate the fair value of options granted:

	2019	2018
Risk-free interest rate	1.6%	2.3%
Expected volatility	30%	30%
Dividend yield	2.1%	6.0%
Expected option life (years)	5	5
Share price (in Canadian dollars)	$37.37	$39.40
Exercise price (in Canadian dollars)	$37.80	$40.33
Weighted average fair value per option granted (in Canadian dollars)	$5.98	$4.03

In 2019, less than 0.1 million common shares (2018 – 0.3 million common shares) were issued as a result of options exercised under the stock option plan for total cash proceeds of $1 million (2018 – $4 million) and less than $1 million (2018 – $1 million) representing the vested fair value of the stock options. The weighted average share price on the date of exercise for 2019 was C $35.49 (2018 – C $48.66).

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the stock options outstanding at December 31, 2019:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (C $)	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C $)	Options	Weighted Average Exercise Price (C $)
$5.01–$10.00	52,000	2.09	$9.96	52,000	$9.96
$10.01–$15.00	85,710	0.97	14.45	85,710	14.45
$15.01–$20.00	58,210	0.34	17.89	58,210	17.89
$20.01–$25.00	8,107	4.45	21.44	8,107	21.44
$25.01–$30.00	362,000	5.58	27.13	274,000	27.10
$30.01–$35.00	396,696	5.29	32.48	288,696	31.55
$35.01–$45.00	545,000	9.29	37.08	63,000	36.56
$45.01–$50.00	175,000	8.11	46.35	35,000	46.35
	1,682,723	6.45	$32.09	864,723	$27.10

Restricted and Deferred Stock Units

The Company has a Restricted Stock Unit (RSU) Plan for designated employees of the Company and its subsidiaries. An RSU is a unit equivalent in value to a common share. Units credited under this plan vest equally over three years. Vested amounts are paid in cash within 30 days of the vesting date. In addition, holders are credited with additional units as and when dividends are paid on the Company’s common shares.

The Company also has a Deferred Common Share Unit (DSU) Plan for senior management and Directors. A DSU is a unit equivalent in value to a common share. Following the participant’s termination of services with the Company, the participant will be paid in cash the market value of the common shares represented by the DSUs. In addition, holders are credited with additional units as and when dividends are paid on the Company’s common shares.

As at December 31, 2019, the total liability outstanding related to these plans was $6 million (December 31, 2018 – $6 million), of which $4 million (December 31, 2018 – $4 million) is recorded in other liabilities and $2 million (December 31, 2018 – $2 million) is recorded in accounts payable and accrued liabilities.

NORBORD 2019 ANNUAL REPORT 67

Accumulated Other Comprehensive Loss

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Foreign currency translation loss on investment in foreign operations, net of tax of $(4) (December 31, 2018 – $(5))	$(145)	$(159)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2018 – $3)(1)	(8)	(8)
Actuarial loss on defined benefit pension obligations, net of tax of $9 (December 31, 2018 – $9)	(30)	(30)
Accumulated other comprehensive loss, net of tax	$(183)	$(197)
(1)	No net investment hedges were entered into during 2019 and 2018.

Amendment to Warrant Indenture

On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 by executing a Supplemental Warrant Indenture to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis, and receive common shares based on the in-the-money value of their warrants. The warrants expired on December 24, 2013. In 2013, a total of 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. As required under IFRS, for the year ended December 31, 2013, the cashless exercise of the warrants resulted in:

•	an increase in share capital of $298 million, representing the fair value on the date of exercise of the common shares issued in exchange for the in-the-money value of the warrants;

•	a decrease in contributed surplus of $35 million, representing the book value of the warrants recorded at the time of their issuance; and

•	a decrease in retained earnings of $263 million, reflecting the difference between these two amounts.

NOTE 16. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	2019	2018
(Loss) earnings available to common shareholders	$(42)	$371
Common shares (millions):
Weighted average number of common shares outstanding	81.8	86.5
Dilutive stock options(1)	—	0.4
Diluted number of common shares	81.8	86.9
(Loss) earnings per common share:
Basic	$(0.51)	$4.29
Diluted	(0.51)	4.27
(1)	Applicable if dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. At December 31, 2019, there were 0.9 million stock options (December 31, 2018 – 0.2 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NORBORD 2019 ANNUAL REPORT 68

NOTE 17. SUPPLEMENTAL CASH FLOW INFORMATION

Other items comprise:

(US $ millions)	Note	2019	2018
Stock-based compensation		$4	$4
Pension funding greater than expense		(2)	(2)
Cash interest paid less than interest expense		10	—
Amortization of debt issue costs	13	2	2
Unrealized loss on outstanding forwards	19	1	3
Unrealized foreign exchange loss (gain) on translation of monetary balances		2	(9)
Other		(1)	(3)
		$16	$(5)

The net change in non-cash operating working capital balance comprises:

(US $ millions)	2019	2018
Cash provided by (used for):
Accounts receivable	$13	$19
Prepaids	(1)	(1)
Inventory	(7)	6
Accounts payable and accrued liabilities	(52)	28
	$(47)	$52

Cash interest and income taxes comprise:

(US $ millions)	2019	2018
Cash interest paid	$34	$34
Cash interest received	(2)	(4)
Cash taxes paid	70	126
Cash taxes received	(28)	(9)

The net change in financial liabilities arising from financing activities comprises:

(US $ millions)	2019	2018
Long-term debt	$107	$2
Other long-term debt	68	—
Net increase in financial liabilities	$175	$2

NORBORD 2019 ANNUAL REPORT 69

Cash and non-cash movements of changes in financial liabilities arising from financing activities comprises:

(US $ millions)	Note	2019	2018
Cash movements:
Issuance of debt	8	$350	$—
Repayment of debt	8	(240)	—
Debt issuance costs	8	(6)	—
Accounts receivable securitization drawings	3	68	—
		172	—
Non-cash movements:
Amortization of debt issue costs	8	2	2
Costs on early extinguishment of 2020 Notes	8	1	—
		3	2
Net increase in financial liabilities		$175	$2

NOTE 18. CAPITAL MANAGEMENT

The capital of the Company consists of the components of equity and debt obligations. Norbord monitors its capital structure using two key measures of its relative debt position. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet. The two key measures used are defined as follows:

Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt consists of the principal value of long-term debt, including the current portion and bank advances (if any) less cash and cash equivalents. Consistent with the treatment under the Company’s financial covenants, letters of credit are included in net debt. Tangible net worth consists of shareholders’ equity, less certain adjustments.

Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Net debt is calculated, as outlined above, under net debt to capitalization, book basis. Market capitalization is the number of common shares outstanding at year-end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value.

NOTE 19. FINANCIAL INSTRUMENTS

Norbord has exposure to market, commodity price, interest rate, currency, counterparty credit and liquidity risks. Norbord’s primary risk management objective is to protect the Company’s balance sheet, earnings and cash flow.

Norbord’s financial risk management activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement, hedging limits, hedging products, authorization levels and reporting. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures. Gains and losses on these instruments are recognized in the same manner as the item being hedged. Hedge ineffectiveness, if any, is measured and included in current period earnings.

Market Risk

Norbord purchases commodity inputs, issues debt at fixed and floating interest rates, invests surplus cash, sells product, purchases inputs in foreign currencies and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, interest rates and foreign exchange rates, which affects the Company’s balance sheet, earnings and cash flows. The Company periodically uses derivatives as part of its overall financial risk management policy to manage certain exposures to market risk that result from these activities.

Commodity Price Risk

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond Norbord’s control.

Norbord monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord’s commodity inputs, but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will lock in prices directly with its suppliers or, if unfeasible, purchase financial hedges where liquid markets exist.

NORBORD 2019 ANNUAL REPORT 70

At December 31, 2019, Norbord has economically hedged approximately 3% (December 31, 2018 – 5%) of its 2020 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 50% (2018 – 57%) of Norbord’s forecasted electricity consumption is purchased in regulated markets, and Norbord has hedged approximately 25% (December 31, 2018 – 30%) of its 2020 deregulated electricity consumption. While these contracts are derivatives, they are exempt from being accounted for as financial instruments as they are considered normal purchases for the purpose of consumption.

Interest Rate Risk

Norbord’s financing strategy is to access public and private capital markets to raise long-term core financing, and to utilize the banking market to provide committed standby credit facilities supporting its short-term cash flow needs. The Company has fixed-rate debt, which subjects it to interest rate price risk, and has floating-rate debt, which subjects it to interest rate cash flow risk. In addition, the Company invests surplus cash in bank deposits and short-term money market securities.

Currency Risk

Norbord’s primary foreign exchange exposure arises from the following sources:

•	net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;

•	Canadian dollar-denominated monetary assets and liabilities; and

•	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro-denominated revenues in Norbord’s UK operations.

Under the Company’s risk management policy, the Company may hedge up to 100% of its significant balance sheet foreign exchange exposures by entering into cross-currency swaps and forward foreign exchange contracts. The Company may also hedge a portion of future foreign currency-denominated cash flows, using forward foreign exchange contracts or options for periods of up to three years, in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar, or a weakening Euro versus the Pound Sterling. Refer to Non-Derivative Financial Instruments and Derivative Financial Instruments sections below.

Counterparty Credit Risk

Norbord invests surplus cash in bank deposits and short-term money market securities, sells its product to customers on standard market credit terms and uses derivatives to manage its market risk exposures. These activities expose the Company to counterparty credit risk that would result if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

Norbord operates in a cyclical commodity business. Accounts receivable credit risk is mitigated through established credit management techniques, including conducting financial and other assessments to establish and monitor a customer’s creditworthiness, setting customer limits, monitoring exposures against these limits and, in some instances, purchasing credit insurance or obtaining trade letters of credit. As at December 31, 2019, the provision for doubtful accounts was less than $1 million (December 31, 2018 – less than $1 million). In 2019, Norbord had one customer (2018 – no customers) whose purchases represented 10% of total sales.

Under an accounts receivable securitization program (note 3), Norbord has transferred substantially all of its present and future trade accounts receivable to a third-party trust, sponsored by a highly rated Canadian financial institution, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. At December 31, 2019, Norbord recorded drawings of $68 million (December 31, 2018 – no drawings) relating to this program. The fair value of the deferred purchase price approximates its carrying value as a result of the short accounts receivable collection cycle and negligible historical credit losses.

Surplus cash is only invested with counterparties meeting minimum credit quality requirements and concentration limits. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum counterparty credit exposure at year-end consisted of the carrying amount of cash and cash equivalents and accounts receivable, which approximate fair value, and the fair value of derivative financial assets.

NORBORD 2019 ANNUAL REPORT 71

Liquidity Risk

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At December 31, 2019, Norbord had $20 million in cash and cash equivalents, $15 million in available drawings under its accounts receivable securitization program and $237 million in unutilized committed revolving bank lines.

Financial Liabilities

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s long-term financial liabilities:

	Payments Due by Year
(US $ millions)	2020	2021	2022	2023	2024	Thereafter	Total
Principal	$—	$—	$—	$315	$—	$350	$665
Interest	41	40	40	30	20	60	231
Long-term debt, including interest	$41	$40	$40	$345	$20	$410	$896

Note: The above table does not include pension and post-employment benefit plan obligations and lease obligations.

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Dec 31, 2019		Dec 31, 2018
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$20	$20	$128	$128
Accounts receivable	Amortized cost	136	136	149	149
Other assets(1)	Amortized cost	1	1	1	1
		$157	$157	$278	$278
Financial liabilities:
Accounts payable and accrued liabilities	Amortized cost	$259	$259	$293	$293
Automatic share purchase plan accrual	Amortized cost	—	—	42	42
Long-term debt(2)	Amortized cost	665	702	555	556
Other long-term debt	Amortized cost	68	68	—	—
Other liabilities(1)	Amortized cost	12	12	12	12
		$1,004	$1,041	$902	$903
(1)	Excludes defined benefit pension asset and obligations and lease obligations scoped out of IFRS 9, Financial instruments (notes 7, 9).

(2)	Principal value of long-term debt excluding debt issue costs of $8 million (2018 – $5 million) (note 8).

Derivative Financial Instruments

Canadian Dollar Monetary Hedge

At December 31, 2019, the Company had foreign currency forward contracts with various financial institutions representing a notional amount of C $52 million (December 31, 2018 – C $143 million) in place to buy US dollars and sell Canadian dollars with maturities in January 2020. The fair value of these contracts at year-end is an unrealized loss of $1 million (December 31, 2018 – an unrealized loss of $3 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at year-end and is included in other liabilities. In 2019, net realized gains on the Company’s matured hedges were less than $1 million (2018 – losses of $3 million) and are included in earnings. A one-cent change in the exchange rate would result in a less than $1 million impact.

NORBORD 2019 ANNUAL REPORT 72

Euro Cash Flow Hedge

At year-end, the Company had foreign currency options representing a notional amount of €30 million (December 31, 2018 – €30 million) in place to buy Pounds Sterling and sell Euros with maturities between January 2020 and June 2020. The fair value of these contracts at year-end is an unrealized gain of less than $1 million (December 31, 2018 – less than $1 million). In 2019, realized losses on the Company’s matured hedges were less than $1 million (2018 – less than $1 million). A one-cent change in the exchange rate would result in a less than $1 million impact.

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged and are recorded in earnings as they occur.

NOTE 20. COMMITMENTS AND CONTINGENCIES

The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance or cash flows.

The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$37	$38	$48	$123
Lease obligations	8	11	4	23
Reforestation obligations	1	2	1	4
	$46	$51	$53	$150

Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts.

NOTE 21. RELATED PARTY TRANSACTIONS

In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.

Brookfield

As at December 31, 2019, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million (December 31, 2018 – less than $1 million) and are included in other liabilities in the consolidated balance sheets.

Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. In 2019, the fees for services rendered were less than $1 million (2018 – less than $1 million).

Other

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2019, net sales of $71 million (2018 – $92 million) were made to Interex. At year-end, $4 million (December 31, 2018 – $2 million) due from Interex was included in accounts receivable. At year-end, the investment in Interex was less than $1 million (December 31, 2018 – less than $1 million) and is included in other assets.

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Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2019	2018
Salaries, incentives and short-term benefits	$3	$4
Share-based awards	2	2
	$5	$6

NOTE 22. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

		2019
(US $ millions)	Note	North America	Europe	Unallocated	Total
Sales		$1,237	$494	$—	$1,731
EBITDA(1)		70	64	(14)	120
Depreciation and amortization	5, 6	110	26	—	136
Additions to property, plant and equipment	5	96	45	—	141
Property, plant and equipment	5	1,147	280	—	1,427

		2018
(US $ millions)		North America	Europe	Unallocated	Total
Sales		$1,907	$517	$—	$2,424
EBITDA(1)		570	86	(18)	638
Depreciation and amortization	5, 6	111	23	—	134
Additions to property, plant and equipment	5	186	18	—	204
Property, plant and equipment	5	1,159	243	—	1,402
(1)	EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on early extinguishment of debt. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

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Five-Year Historical Review

(unaudited)
(in US $ millions, except per share information)	2019	2018	2017	2016	2015
EARNINGS
Sales	$1,731	$2,424	$2,177	$1,766	$1,509

Adjusted EBITDA(1)	138	724	672	385	125
Depreciation and amortization	(136)	(134)	(107)	(94)	(86)
Finance costs, net	(43)	(33)	(32)	(52)	(55)
Other mill-related costs (gain), net	(15)	(82)	(13)	15	(1)
Costs on early debt extinguishment	(10)	—	—	—	(25)
Stock-based compensation and related costs	(3)	(4)	(3)	(2)	(2)
Merger-related costs	—	—	—	(8)	(15)
Non-cash net loss on Ainsworth Notes	—	—	—	—	(24)

(Loss) earnings before income tax	(69)	471	517	244	(83)
Income tax recovery (expense)	27	(100)	(81)	(61)	27
(Loss) earnings	(42)	371	436	183	(56)
Adjusted (loss) earnings(1)	$(30)	$412	$389	$174	$(12)
Per common share
(Loss) earnings, basic	$(0.51)	$4.29	$5.06	$2.14	$(0.66)
(Loss) earnings, diluted	(0.51)	4.27	5.03	2.13	(0.66)
Adjusted (loss) earnings, basic(1)	(0.37)	4.76	4.51	2.03	(0.14)
Adjusted (loss) earnings, diluted(1)	(0.37)	4.74	4.49	2.02	(0.14)

FINANCIAL POSITION
Cash and cash equivalents	$20	$128	$241	$161	$9
Operating working capital(1)	120	88	127	118	125
Property, plant and equipment	1,427	1,402	1,421	1,262	1,260
Net debt for financial covenant purposes(1)	655	435	333	619	751
Tangible net worth for financial covenant purposes(1)	999	1,132	1,248	905	724
Net debt to capitalization, book basis(1)	40%	28%	21%	41%	51%

CASH FLOW
Cash provided by operating activities	$19	$608	$608	$313	$24
Cash used for investing activities	(150)	(211)	(244)	(94)	(68)
Cash provided by (used for) financing activities	20	(505)	(294)	(52)	(27)
Foreign exchange revaluation on cash and cash equivalents held	3	(5)	10	(15)	(12)
(Decrease) increase in cash and cash equivalents	$(108)	$(113)	$80	$152	$(83)

PER COMMON SHARE
Dividends declared (C $)	$1.40	$6.30	$1.50	$0.40	$0.70
Stock price (TSX) (C $)
High	39.96	58.46	51.75	35.67	29.07
Low	26.31	32.29	31.38	19.90	19.14
Close	34.73	36.30	42.55	33.91	26.95
(1)	Non-IFRS measure; see the Non-IFRS Financial Measures section on page 37.

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Selected Quarterly Information

(unaudited)					2019
(in US $ millions, except per share information)	Q1	Q2	Q3	Q4	Total
Sales
North America	$330	$317	$319	$271	$1,237
Europe	146	130	116	102	494
Total	476	447	435	373	1,731

Adjusted EBITDA(1)
North America	23	18	24	20	85
Europe	21	21	11	11	64
Unallocated	(2)	(3)	(2)	(4)	(11)
Total	42	36	33	27	138

Depreciation and amortization	(35)	(34)	(35)	(32)	(136)
Finance costs, net	(10)	(12)	(11)	(10)	(43)
Costs on early extinguishment of 2020 Notes	—	(10)	—	—	(10)
Impairment of assets	—	—	(10)	—	(10)
Loss on disposal of assets	—	(1)	—	(2)	(3)
Stock-based compensation and related costs	(1)	(1)	—	(1)	(3)
Costs related to 100 Mile House indefinite curtailment	—	(2)	—	—	(2)

Loss before income tax	(4)	(24)	(23)	(18)	(69)
Income tax recovery	5	10	6	6	27
Earnings (loss)	1	(14)	(17)	(12)	(42)
Adjusted loss(1)	$(2)	$(8)	$(9)	$(11)	$(30)

Per common share
Earnings (loss), basic	$0.01	$(0.17)	$(0.21)	$(0.15)	$(0.51)
Earnings (loss), diluted	0.01	(0.17)	(0.21)	(0.15)	(0.51)
Adjusted loss, basic(1)	(0.02)	(0.10)	(0.11)	(0.13)	(0.37)
Adjusted loss, diluted(1)	(0.02)	(0.10)	(0.11)	(0.13)	(0.37)
Cash (used for) provided by operating activities(1)	(1.18)	0.44	0.64	0.34	0.23
Dividends declared(2)	0.40	0.40	0.40	0.20	1.40
Key performance metrics
Return on capital employed (ROCE)(1)	10%	9%	8%	7%	9%
Net debt for financial covenant purposes(1)	$564	$601	$675	$655
Tangible net worth for financial covenant purposes(1)	1,107	1.069	1,028	999
Net debt to capitalization, market basis(1)	17%	20%	25%	24%
Net debt to capitalization, book basis(1)	34%	36%	40%	40%
(1)	Non-IFRS measure; see the Non-IFRS Financial Measures section on page 37.
(2)	Dividends declared per share stated in Canadian dollars.

NORBORD 2019 ANNUAL REPORT 76

(unaudited)					2018
(in US $ millions, except per share information)	Q1	Q2	Q3	Q4	Total
Sales
North America	$448	$577	$508	$374	$1,907
Europe	128	130	132	127	517
Total	576	707	640	501	2,424

Adjusted EBITDA(1)
North America	156	256	190	50	652
Europe	18	21	23	24	86
Unallocated	(4)	(4)	(2)	(4)	(14)
Total	170	273	211	70	724

Depreciation and amortization	(30)	(36)	(34)	(34)	(134)
Finance costs, net	(8)	(9)	(8)	(8)	(33)
Costs on early extinguishment of 2020 Notes	—	—	—	—	—
Impairment of assets	—	—	—	(80)	(80)
Loss on disposal of assets	—	—	—	(2)	(2)
Stock-based compensation and related costs	(1)	(1)	(2)	—	(4)
Costs related to 100 Mile House indefinite curtailment	—	—	—	—	—

Earnings (loss) before income tax	131	227	167	(54)	471
Income tax (expense) recovery	(36)	(53)	(37)	26	(100)
Earnings (loss)	95	174	130	(28)	371
Adjusted earnings(1)	$96	$167	$123	$26	$412

Per common share
Earnings (loss), basic	$1.10	$2.01	$1.50	$(0.32)	$4.29
Earnings (loss), diluted	1.09	2.00	1.49	(0.32)	4.27
Adjusted earnings, basic(1)	1.11	1.93	1.42	0.30	4.76
Adjusted earnings, diluted(1)	1.10	1.92	1.41	0.30	4.74
Cash provided by operating activities(1)	0.05	2.89	2.63	1.46	7.03
Dividends declared(2)	0.60	0.60	4.50	0.60	6.30
Key performance metrics
Return on capital employed (ROCE)(1)	42%	65%	51%	17%	47%
Net debt for financial covenant purposes(1)	$422	$276	$377	$435
Tangible net worth for financial covenant purposes(1)	1,305	1,441	1,278	1,132
Net debt to capitalization, market basis(1)	13%	8%	10%	13%
Net debt to capitalization, book basis(1)	24%	16%	23%	28%
(1)	Non-IFRS measure; see the Non-IFRS Financial Measures section on page 37.
(2)	Dividends declared per share stated in Canadian dollars.

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Environment, Health and Safety Information

In this section, Norbord provides additional information on current environment, health and safety performance metrics and improvement initiatives. To prioritize improvements and allocate resources to sustainability projects, in 2020, Norbord is embarking on a project to objectively evaluate the known and potential Environmental, Social and Governance (ESG) factors pertinent to its business. Norbord is committed to producing an ESG report with further information later in 2020. In the meantime, this section focuses on the key areas of employee health and safety, energy use and greenhouse gas emissions, as well as sustainable wood procurement.

Employee Health and Safety

Norbord is committed to the health and safety of everyone that works on its sites. This includes employees, contractors and visitors. While Norbord has maintained better than average injury rates for more than a decade, it remains committed to continual improvement in safety with the goal of achieving a world-class safety culture. For Norbord, this means achieving top-quartile safety performance, engineering its mills to the highest level of safety, having accountable leadership with engaged employees and maintaining systems that drive continual improvement.

Norbord’s 2019 Occupational Safety and Health Administration (OSHA) total recordable injury rate was 1.31, higher than previous years but 50% lower than the most recently published (2018) US national average for companies in the reconstituted wood products manufacturing business. Based on a three-year rolling average, every Norbord mill outperforms the industry average. In 2019, Norbord’s mills in Genk, Belgium and Nacogdoches, Texas, as well as the Western Woodlands forest management group, completed the year without an OSHA recordable injury.

Health and Safety Data	2019	2018	2017	2016	2015
OSHA total recordable injury rate (TRIR)	1.31	0.81	0.77	1.04	1.44
Recordable injuries	37	24	22	30	41
Industry average(1)	N/A	2.7	2.3	2.9	3.3
Lost-time injury cases	10	4	5	8	13
Lost days(2)	813	83	156	613	274
Restricted cases	11	10	9	6	14
Restricted days(2)	503	639	840	285	544
Days away, restricted and transferred case rate (DART)	0.35	0.13	0.17	0.28	0.46
(1)	Industry average is based on the US Bureau of Labor Statistics average for reconstituted wood product manufacturing (NAICS 321219); 2019 data was not available at time of publication.

(2)	Days lost and/or restricted are reported in the calendar year in which the injury case originated regardless of when specific restrictions or losses are incurred. All data reflects case information as of December 31, 2019.

In 2019, Norbord took another step forward toward its goal of achieving a world-class safety culture with the company-wide roll out of “Stronger Together,” a new safety vision and brand. This vision is a statement of purpose that will provide guidance and inspiration for all employees as they encounter and deal with the risks of their work. The Norbord safety brand was developed by Norbord employees for Norbord employees. The safety brand was just one outcome of three safety improvement workshops held in late 2018. More than 100 employees from all sites and departments were engaged in the creative process. The brand was subsequently shared with all of Norbord’s employees and many of their family members during in-person launch events held at every site. While designed to focus employees on working safely, the brand clearly connects every employee, contractor and business partner with the broader goal of getting home to their family and friends safely every day. This vision and brand will provide a strong foundation for continuous improvement.

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Norbord Safety Star Program

Norbord launched its internal Safety Star audit and certification program in 2007. The program is founded on the principles of the OSHA Voluntary Protection Program (VPP). The four main elements of the Norbord Safety Star program include:

•	Management leadership and employee involvement

•	Workplace analysis

•	Hazard prevention and control

•	Safety and health training

Over the last decade, Norbord has evolved its Safety Star program to go beyond the requirements of VPP and a simple pass/fail process. A revised version of the program was launched in 2018, which encourages continual improvement in safety and health programs and recognizes three levels of accomplishment (One Star, Two Star and Three Star) on the way to a world-class safety culture. In 2019, Norbord’s Genk, Belgium mill was the first to achieve the Two Star level of the Safety Star program. Another nine of Norbord’s operations have achieved and maintain the One Star level of the Safety Star program, including the Western Woodlands forest management group, which achieved certification for the first time in 2019. Eight certification/recertification audits were conducted in 2019 to ensure consistent standards are maintained across the certified sites. Each of these audits results in a detailed, corrective action plan that is tracked to completion and progress is routinely reported to both mill and corporate senior management. These audits are also an important tool for engaging employees in the safety improvement process. By having employees conduct audits at other Norbord mills, it enables the sharing of best practices across sites. Over the last three years, Norbord has consistently increased the number of employees participating in these inter-mill audits. In 2019, 28 employees participated in these audits.

In addition, several of Norbord’s US operations also continue to support VPP participation. Mills in Nacogdoches, Texas; Guntown, Mississippi; and Bemidji, Minnesota each maintain Star site recognition under the respective regional VPP programs. In 2019, the Nacogdoches, Texas mill celebrated its 20th year as a VPP site.

Norbord Safety Leadership Program

Norbord recognizes that a world-class safety culture must permeate all aspects and activities of the Company. Norbord also recognizes that its operational leadership (line supervisors, managers and department heads) are at the heart of its safety culture. Front-line supervisors are best positioned to understand the barriers to improvement, ensure consistency in the application of best practices, and motivate lasting and meaningful change.

Norbord’s Safety Leadership Program was implemented in 2007 to ensure a common understanding of the Company’s safety values and objectives. The program continues to improve risk perception and further develop operational management’s safety leadership skills. Every new operational supervisor and manager is required to attend and attain certification under the Safety Leadership Program. In 2019, 77 employees participated in Safety Leadership Program sessions at Norbord’s head office in Toronto. There are currently 301 Norbord employees (69% of supervisors and managers) who have achieved and maintain their Safety Leadership Program certification.

Measuring Safety Culture

Achieving world-class safety goes beyond reducing and ultimately eliminating workplace injuries. It requires a shift in the heart and mind of every employee. Systems must be maintained to sustain performance and drive continual improvement.

In addition to the standard injury and incident reporting statistics noted above, Norbord uses the DuPont Sustainable Solutions safety culture perception survey to measure the culture across the organization. The survey process is an exhaustive effort that seeks feedback from every employee in the organization. The survey reports relative culture strength on a scale of one to 100 and breaks down results into three key categories: safety leadership, safety structure, and safety processes and actions. Norbord measures progress in its culture against a benchmark survey taken in 2006. The most recent surveys were conducted in 2016 and 2019. Norbord’s relative culture strength has consistently improved from the baseline. Compared to the 2006 baseline, there has been a 34% improvement in the overall score with consistent gains in each of the three sub-categories. The results are actively used at every level of the organization to identify and share opportunities for improvement.

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Relative Culture Strength Score	2019	2016	2006
Overall	63	61	47
Safety leadership	64	63	48
Safety structure	63	61	47
Safety processes and actions	60	59	45

Energy Use and Greenhouse Gas Emissions

Norbord is committed to reducing its emissions of greenhouse gases (GHG) as part of its overall environmental policy. Energy use is a key manufacturing input in the production of wood panel products that makes energy efficiency improvements win-win propositions – reducing Norbord’s environmental impact while improving its competitiveness. In 2018, Norbord initiated an effort to improve the collection of GHG-related data to establish a baseline for further improvement. Subsequently, Norbord has established a comprehensive GHG inventory for 2017, 2018 and 2019. The collection and reporting of such information have been guided by recognized international standard ISO 14064-1 and the World Resources Institute Greenhouse Gas Protocol. The GHG information reported below includes emissions from direct (Scope 1) sources, indirect emissions from purchased energy (Scope 2) and indirect emissions from other sources (Scope 3).

	2019	2018	2017
GHG Emissions
Scope 1 direct (ktCO2e)(1)	303	340	293
Scope 2 indirect (ktCO2e)	374	382	343
Scope 1 & 2 direct and indirect (ktCO2e)	677	722	636
Scope 3 indirect (ktCO2e)(2)	N/A	1,109	1,069
Scope 1 & 2 per unit of product (tCO2e/MMsf–3/8")	84	87	80
Emissions from biomass combustion
CO2 emissions from biomass (ktCO2)	2,720	3,007	2,672
Sequestration
Carbon sequestered in products (ktCO2e)(3)	5,838	6,193	5,951
(1)	ktCO2e (tCO2e) represents kilotonnes (tonnes) of carbon dioxide equivalent, a standard unit for measuring GHG and carbon footprints.

(2)	2019 data was not available at time of publication.

(3)	Estimated average CO2e stored over a 100-year period in products in use in accordance with the National Council for Air and Stream Improvement (NCASI) Forest Product Carbon Storage tool.

In 2019, Norbord’s global operations accounted for approximately 677 kilotonnes of carbon dioxide equivalent (CO2e) of
Scope 1 and 2 GHG emissions, which equates to 84 tonnes per MMsf (3/8-inch basis) of panelboard produced. This was a 6% decrease in emissions compared to the 722 kilotonnes emitted in 2018. Per unit emissions were higher in 2018 than both 2019 and 2017, primarily due to lower production volumes year-over-year and higher than average energy use due to the ramp-up of the Huguley, Alabama and Inverness, Scotland mills.

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It is important to note that the 5,838 kilotonnes of CO2e carbon sequestered in Norbord’s products significantly exceeds the amount of GHG emissions from its manufacturing process. In addition, emissions of CO2 from the combustion of renewable biomass are considered to be part of the natural carbon cycle and are therefore reported separately from all other emissions.

Energy Sources (2019)	Million MMBTU	% Energy Use	% GHG Emissions (Scope 1 & 2)
Purchased electricity (Scope 2)	3.1	10%	55%
Natural gas (Scope 1)
Cowie electricity production	1.3	4%	10%
Air emission control	1.1	4%	9%
Thermal heating	2.1	7%	16%
Renewable biomass for thermal heating (Scope 1)	22.3	74%	7%
Other fossil fuels (mobile equipment, etc.) (Scope 1)	0.3	1%	3%
Total	30.2	100%	100%

The largest components of the GHG emissions (55%) are Scope 2 indirect energy sources associated with the production of electrical energy used by Norbord mills. These emissions vary based on geography as they are associated with the local source of energy for the production of electricity. Jurisdictions with a high percentage of electricity derived from hydroelectric or nuclear power have lower Scope 2 emissions. Overall, purchased electricity accounted for 10% of Norbord’s energy needs but contributed 55% of the 2019 GHG emissions.

Scope 1 emissions are primarily associated with Norbord’s on-site combustion of fossil fuels. Natural gas for process heat, on-site electrical generation and air emission control accounts for 35% of Norbord’s Scope 1 and 2 GHG emissions, the second largest component. An additional 7% of Scope 1 and 2 GHG emissions are associated with the burning of biomass. The remaining 3% of Scope 1 and 2 GHG emissions come from the use of diesel, gasoline and propane fuels used to power mobile equipment and from other miscellaneous sources (on-site air conditioning, waste disposal, etc.).

By its nature, the wood panel manufacturing process demands a large amount of thermal energy to dry the wood fibre and press the panels. Fortunately, Norbord’s manufacturing processes generate residual wood material (primarily bark) that cannot be used in the final product but can be used as a renewable biomass fuel to produce heat. Over the last 20 years, Norbord has pursued opportunities to reduce its dependence on fossil fuels by investing in renewable biomass-fuelled heat energy systems. As a result, of the 30.2 million MMBTU (Million British Thermal Units) in total energy requirements, approximately 74% or 22.3 million MMBTU of Norbord’s total manufacturing energy needs are met with renewable biomass fuel. This makes Norbord relatively energy efficient compared to many other manufacturing processes that depend entirely on fossil fuels for process heat.

In 2019, Norbord consumed 4.5 million MMBTU of natural gas. Approximately 1.3 million MMBTU of natural gas consumption was used to provide combined heat and power at Norbord’s Cowie, Scotland operations and generate 108 GigaWatt hours (GWh) of electricity.

Environmental regulations pertaining to Norbord’s operations in the United States require the use of natural gas-fuelled air emission control equipment. In 2019, approximately 1.1 million MMBTU of Norbord’s natural gas consumption was used to operate such air emission control equipment, namely Regenerative Thermal Oxidizers (RTOs) and Regenerative Catalytic Oxidizers (RCOs).

Approximately 2.1 million MMBTU of natural gas consumption was used to provide supplemental thermal heat for drying and pressing.

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In addition to initiatives to reduce energy use in the manufacturing process, Norbord’s products also contribute to energy efficiency in their end use. Norbord’s Solarbord® radiant barrier sheathing product helps to reduce home cooling costs in southern climates. Solarbord® uses a radiant heat-reflecting foil that is laminated to Norbord’s roof sheathing product. The product reduces radiant heat transfer through the roof by up to 97%, thereby keeping the home cooler in the summer. Norbord’s longer length panels TallWall®, Windstorm® and QuakeZone® are designed to be installed vertically and can help reduce air leakage by up to 60% compared to traditional 4x8-foot panels that are installed horizontally, making home heating and ventilation systems more energy efficient.

Sustainable Wood Procurement

Norbord believes in using sustainable wood fibre to manufacture its products. It is in the Company’s best interest to advance the science and understanding of good forestry and to encourage the practice of reforestation.

Norbord does not own any timberlands and purchases timber, wood chips and other wood fibre as well as recycled materials on the open market. Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases. In Europe, wood fibre is purchased from government and private landowners.

At all Norbord operations, wood is delivered to its mills under speciﬁc contracts with qualiﬁed, professional loggers. Norbord sets strict standards for wood quality and regularly monitors suppliers to ensure they meet the Company’s standards for safety and sustainable forest certification.

In addition to virgin fibre, Norbord utilizes alternative sources of wood fibre, including recycled and industrial residual fibre, in the manufacture of particleboard and MDF. The substitution of recycled fibre in place of virgin fibre has several advantages:

•	It conserves natural forests

•	It reduces the volume of material going to landfill

•	It is drier than virgin ﬁbre and therefore requires less energy to process prior to pressing

•	It is lower cost

Fibre Consumption (000s metric tonnes)	2019	2018	2017
Virgin fibre	9,794	9,936	9,718
Post-consumer recycled fibre	278	272	246
Industrial residual fibre	257	285	256
Total	10,329	10,493	10,220

In 2019, Norbord used approximately 278,000 metric tonnes of post-consumer wood fibre (material that was reclaimed after being used in crating, pallets, window and door frames, and other building materials) and approximately 257,000 metric tonnes of industrial residual fibre (such as chips and sawdust). In the UK, much of this post-consumer material is eligible to generate packaging recovery notes (PRNs) under the UK Packaging Waste Regulations. As accredited packaging reprocessors, the South Molton and Cowie mills generated more than £7.6 million in PRN sales over the last three years, which can be sold to packaging producers.

Norbord requires suppliers to follow sustainable forestry practices and supports initiatives to monitor and certify the sustainability of forest management in its fibre procurement. Third parties are engaged to certify that the Company’s wood procurement and forest management practices meet internationally recognized standards. Norbord holds third-party verified sustainable forest management and fibre sourcing certification from the Sustainable Forestry Initiative® (SFI®) program, and chain of custody certificates from SFI, the Forest Stewardship Council® (FSC®) and the Programme for the Endorsement of Forest Certification (PEFC™).

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Forest Certification Status(1)

Chain of Custody
Mill	FSC	PEFC™	SFI	SFI Fibre Sourcing	SFI Forest Management
Barwick, Ontario	–	–	X	X	–
Bemidji, Minnesota	–	–	X	X	–
Cordele, Georgia	–	–	X	X	–
Cowie, Scotland	X	–	–	–	–
Genk, Belgium	X	X	–	–	–
Grande Prairie, Alberta	–	X	X	X	X
Guntown, Mississippi	–	–	X	X	–
High Level, Alberta	–	X	X	X	X
Huguley, Alabama	–	–	X	X	–
Inverness, Scotland	X	–	–	–	–
Jefferson, Texas	–	–	X	X	–
Joanna, South Carolina	–	–	X	X	–
La Sarre, Quebec	X	–	X	X	X
Nacogdoches, Texas	–	–	X	X	–
South Molton, England	X	–	–	–	–

(1)       The above table excludes indefinitely curtailed mills in 100 Mile House, BC and Chambord, QC.

Socio-economic Data

Norbord works to enrich the quality of life in the communities where it operates and to conduct business based on respect, integrity and openness. Norbord’s philanthropic support is directed primarily to educational, social services and community homebuilding activities.

US $M, unless otherwise noted	2019	2018	2017
Number of employees	2,400	2,700	2,750
Wages, salaries and benefits	224	262	245
Municipal property and business taxes	10	10	9
Sales	1,731	2,424	2,177
Investment in property, plant and equipment	141	204	253
Environment, health and safety capital investments	10	9	8
Total philanthropy ($000s)	800	1,100	700

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Health and Safety Policy

Norbord is committed to safeguarding the health and well-being of its employees, contractors and visitors by creating and maintaining a safe working environment.

Beliefs

•	All injuries and occupational illnesses are preventable

•	Health and safety is a top priority and an integral part of our business and decision-making

•	Management is ultimately responsible for workplace health and safety

•	Safe operating practices are a shared responsibility among management, employees, contractors and visitors

•	Employees and contractors are accountable for their safety and that of fellow workers

•	Working safely is a condition of employment

•	Sharing best practices improves performance

Practices

•	Design safe facilities

•	Continually review and improve processes and procedures

•	Identify hazards and assess risks

•	Develop, implement and enforce safe work practices

•	Ensure all facilities comply with applicable laws and regulations

•	Provide employees with information and training to work safely

•	Require employees and contractors to execute their work in accordance with legislative requirements and Norbord policy

•	Establish and monitor health and safety objectives

•	Take action to prevent recurrence of incidents

•	Implement health and safety management systems to continually improve performance

•	Conduct health and safety audits

•	Report health and safety performance to senior management, the Board of Directors, shareholders, employees and the public

Environmental Policy

Norbord recognizes that our environment is fundamental to our existence, and that our businesses and the communities where we operate depend upon its health. We strive for excellence, leadership, sustainability and competitive advantage – with integrity – through continual improvement in our environmental performance and management of forest land. For Norbord, sustainable development means creating economic growth and caring for society and the environment, while taking into account the needs of future generations.

Norbord and its operations will integrate environmental protection into our business processes and decisions. Our belief in sustainable development means we are committed to:

Full Compliance

Comply fully with all applicable environmental legislation and regulations that affect our activities.

Forest Management

Manage forest resources in a manner consistent with the principles of sustainable forestry, this policy and applicable legislation.

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Minimization of Environmental Impact

Improve our environmental performance as the expectations of society change. We shall do this by using forest, energy and other resources with increasing efficiency, and by reducing all forms of waste.

Environmental Management Systems

Implement systematic environmental management which supports this policy at every operation. We shall assign appropriate human and financial resources. Every year we shall establish measurable objectives and targets for environmental management and performance improvement.

Innovation

Support pollution prevention and environmental research, and implement findings consistent with this policy.

Risk Management

Continually identify, evaluate and control the environmental risks associated with our operations. We shall have procedures in place to prevent and respond to emergencies.

Performance Reviews

Evaluate the environmental performance of our operations and personnel, and recognize achievements that support this policy. We shall provide our employees with information and training for them to fully integrate this policy into their responsibilities at work.

Communications with Stakeholders

Engage in a constructive dialogue with the communities in which we operate and other key stakeholders, taking their needs into account when we make our decisions.

Open Government Relationships

Work constructively with governments and regulators on the establishment of scientifically and economically sound requirements for our operations.

Audits

Conduct environmental audits at all our operations at a frequency appropriate to their risks.

Reports

Report regularly on our environmental performance to the management of the Corporation, the Board of Directors, our shareholders, employees and the communities in which we operate.

Norbord requires its operations to develop policies, systems, organizations and competencies, and to embrace an environmental commitment consistent with these principles. Norbord requires all employees to take responsibility for environmental protection in their jobs.

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Glossary

Bsf: Measurement for panel products equal to a billion square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.

Days away, restricted and transferred case rate (DART): The US Occupational Safety and Health Administration index that tracks the number of work-related health and safety injuries or illnesses that result in the employee’s inability to do their job; expressed as a frequency per 200,000 hours worked.

Greenhouse gases (GHG): A number of gases, including carbon dioxide (CO2), methane and nitrous oxides, that trap heat in the atmosphere. Typically expressed as kilotonnes or tonnes of CO2 equivalents (ktCO2e or tCO2e) to account for the different warming potential of the different greenhouse gases.

m3: Cubic metre. A measure of volume equal to approximately 1,130 square feet (3/8-inch basis).

MDF: Medium density fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

MMBTU: One million British Thermal Units. A measure of thermal energy.

Msf (MMsf): Measurement for panel products equal to a thousand (million) square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.

OSB: Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

OSHA total recordable injury rate (TRIR): The US Occupational Safety and Health Administration index that tracks the number of recordable work-related health and safety injuries and illnesses per 200,000 hours worked.

Panelboard: Oriented strand board, particleboard, medium density fibreboard and plywood.

Particleboard: A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.

Plywood: A panelboard produced by chemically bonding thin layers of solid wood veneers.

Scope 1 GHG: Direct emissions from GHG sources owned or controlled by Norbord.

Scope 2 GHG: Indirect emissions from GHG associated with the generation of electricity, heating/cooling, or steam purchased and consumed by Norbord.

Scope 3 GHG: Indirect emissions from GHG, other than those covered in Scope 2, that are associated with activities and materials used or consumed by Norbord in the course of production and supply of Norbord’s products. Examples include harvesting and transport of wood, production of raw materials and packaging, and the transport of product to the customer.

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Board of Directors

Jack Cockwell Director since 1987 Director, Brookfield Asset Management Inc.	Peter Gordon Chair Director since 2015 Managing Partner, Brookfield Asset Management Inc.	Lori Pearson Director since 2019 Managing Partner and Chief Operating Officer, Brookfield Asset Management Inc.

Pierre Dupuis Director since 1995 Corporate Director	Paul Houston Lead Director Director since 2015 Corporate Director	Peter Wijnbergen Director since 2014 President and Chief Executive Officer, Norbord Inc.

Paul Gagné Director since 2015 Corporate Director	Denise Nemchev Director since 2018 President and Chief Executive Officer, tvONE Inc.

Additional details on Norbord’s Directors are provided in the Management Proxy Circular dated March 9, 2020, which is available on Norbord’s website at www.norbord.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Senior Management

Peter Gordon Chair	Mark Dubois-Phillips Senior Vice President, Sales, Marketing and Logistics	Alan McMeekin Senior Vice President, Europe

Peter Wijnbergen President and Chief Executive Officer	Kevin Burke Senior Vice President, North American Operations	Greg Mackie Vice President, Human Resources & Environment, Health and Safety

Robin Lampard Senior Vice President and Chief Financial Officer

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Corporate Information

Norbord Inc.

1 Toronto Street, Suite 600
Toronto, Ontario
M5C 2W4
416-365-0705
1-888-667-2673
www.norbord.com
info@norbord.com
TSX and NYSE stock symbol: OSB

Sales

Toronto, Ontario
416-365-0705
1-800-387-1740

Cowie, Scotland
011-44-1786-819220

2020 Financial Calendar

Norbord Year-End          December 31

Earnings Release            (dates on or about)

Q1                                     May 6, 2020

Q2                                     August 5, 2020

Q3                                     November 5, 2020

Q4 and 2020                     Full Year February 4, 2021

Annual Meeting of Shareholders

Wednesday, May 6, 2020 at 10:00 a.m.
The Albany Club
91 King Street East
Toronto, Ontario
M5C 1G3

Investor Relations

Robert Winslow
Vice President, Investor Relations &
Corporate Development
416-365-0705
info@norbord.com

Media Relations

Heather Colpitts
Director, Corporate Affairs
416-365-0705
info@norbord.com

Shareholder Inquiries

Elaine Toomey
Assistant Corporate Secretary
416-365-0705
info@norbord.com

Shareholder Information

Main Transfer Agent & Registrar
AST Trust Company (Canada)
1 Toronto Street, Suite 1200
Toronto, Ontario
M5C 2V6
416-682-3860
1-800-387-0825
inquiries@astfinancial.com

Co-Transfer Agent & Registrar

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY
11219
1-800-937-5449
718-236-2641
info@amstock.com

To receive additional copies of this report, please
contact us at 1-888-667-2673, 416-365-0705 or info@norbord.com.

NORBORD 2019 ANNUAL REPORT 88